Notice of 2023 Annual Meeting of Stockholders



970 Park Place
San Mateo, California 94403

To the Stockholders of Roblox Corporation:

On behalf of our board of directors, it is our pleasure to invite you to attend the 2023 annual meeting of stockholders (including any adjournment or postponement thereof, the "**Annual Meeting**") of Roblox Corporation. The Annual Meeting will be held virtually via live webcast at https://web.lumiagm.com/215721927 (password: roblox2023), originating from San Mateo, California, on Thursday, May 25, 2023 at 8:00 a.m., Pacific Time.

We are holding the Annual Meeting to seek your approval of the following proposals:

Proposals	Board Vote Recommendation	For Further Details
1. Election of Class II Directors	**"FOR"** each director nominee	Page **9**
2. Advisory Vote on the Compensation of our Named Executive Officers	**"FOR"**	Page **34**
3. Ratification of the Independent Registered Public Accounting Firm	**"FOR"**	Page **63**

These items of business are more fully described in the proxy statement accompanying this letter.

Stockholders will also act on any other business properly brought before the meeting. At this time we are not aware of any such additional matters.

The record date for the Annual Meeting is March 27, 2023. Only stockholders of record of our Class A common stock and Class B common stock at the close of business on the record date may vote at the Annual Meeting. For stockholders of record, to vote in the Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials (the "**Notice**") or proxy card. If you are a street name stockholder you should contact your broker, bank or other nominee and obtain a legal proxy then submit a request for registration to our transfer agent, American Stock Transfer & Trust Company, LLC, by following the process outlined in the section titled "*How Do I Vote?*" in the proxy statement accompanying this letter, in order to vote your shares at the Annual Meeting.

On or about April 3, 2023, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report. This notice provides instructions on how to vote via the Internet or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The accompanying proxy statement and our annual report can be accessed directly at the following Internet address: http://astproxyportal.com/ast/24055/.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone, or mail as soon as possible.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the meeting chair or secretary will convene the meeting at 9:00 a.m. Pacific Time on the date specified above and at the Company's address specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of Roblox's website at https://ir.roblox.com.

By order of the board of directors,

MARK REINSTRA
General Counsel and Corporate Secretary
San Mateo, California
April 3, 2023

How to Vote in Advance of the Meeting



INTERNET

www.voteproxy.com



TELEPHONE

1-800-776-9437
(U.S. and Canada)
1-718-921-8500
(all other countries)



MAIL

Mark, sign, date and promptly
mail the enclosed proxy card
in the postage-paid envelope



QR CODE

Scan this QR code to vote
with your mobile device

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 25, 2023. The proxy statement and the annual report are available at http://astproxyportal.com/ast/24055/.

Table of Contents

Proxy Summary

This proxy summary highlights information regarding Roblox Corporation ("**Roblox**" or the "**Company**") and certain information included elsewhere in this proxy statement. You should read the entire proxy statement before voting. You should also review our 2022 annual report to stockholders for detailed information regarding the 2022 financial and operating performance of Roblox, including the audited financial statements and related notes included in the report.

ITEM 1	
Election of Class II Directors	**SEE PAGE** **9**
THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE.	

ITEM 2	
Advisory Vote on the Compensation of our Named Executive Officers	**SEE PAGE** **34**
THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.	

ITEM 3	
Ratification of the Independent Registered Public Accounting Firm	**SEE PAGE** **63**
THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.	

PLEASE VOTE TODAY

Your vote is important. Whether or not you plan to virtually attend the annual meeting, we urge you to vote promptly. Please carefully review the proxy materials and follow the instructions to cast your vote on all of the proposals.

QUESTIONS AND ANSWERS ABOUT THE 2023 ANNUAL MEETING

Please see "*Questions and Answers About the Proxy Materials and 2023 Annual Meeting*" for important information about the annual meeting, virtual meeting format, proxy materials, voting, Company documents, communications, deadlines to submit stockholder proposals and other pertinent information.

Note About Forward-Looking Statements

This document includes forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. We use words such as "anticipate"," believe," "may," "will," "should," "could," "estimate," "continue," "expect," "future," "intend," "target," "project," "plan," "contemplate," "predict" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the year ended December 31, 2022. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements we make.

Note About Our Website and Reports

None of the statements on our website, other websites, or the current or periodic reports referenced or discussed in this proxy statement, are deemed to be part of, or incorporated by reference into, this proxy statement. Some of the statements on our website, other websites, or the current or periodic reports herein, may contain cautionary statements regarding forward-looking information that should be carefully considered. The statements on our website, other websites, or other current or periodic reports may also change at any time and we undertake no obligation to update them, except as required by law.

Board Highlights

		Director Since	Committee Memberships			Other Public Company Directorships
			ACC	LDCC	NCGC	
Nominees	**DAVID BASZUCKI** Founder, President, Chief Executive Officer and Chairman of Roblox Corporation	2004				—
	GREG BASZUCKI Co-Founder of Founder Partners, Chief Executive Officer of Wheelhouse Enterprises	2008				—
Continuing	**ANTHONY P. LEE** `IND`, `LEAD` Vice President of Altos Ventures Management Inc.	2008		■	■	—
	ANDREA WONG `IND` Former President of International Production for Sony Pictures Television and International for Sony Pictures Entertainment	2020	■	■	■	3
	CHRISTOPHER CARVALHO `IND` Former Chief Operating Officer of Kabam Games Inc.	2015	■	■	■	1
	GINA MASTANTUONO `IND` Chief Financial Officer of ServiceNow Inc.	2021	■	■		—

ACC – Audit and Compliance Committee

LDCC – Leadership Development and Compensation Committee

NCGC – Nominating and Corporate Governance Committee

`IND` Independent   ■ Member   ■ Chairperson   `LEAD` Lead Independent Director

A Diverse and Skilled Board

We believe that our diverse board of directors (our "**Board**") has an appropriate mix of skills, expertise and experience to oversee critical matters of the Company and to represent the interests of our stockholders.

INDEPENDENCE	TENURE	GENDER DIVERSITY	RACIAL/ ETHNIC DIVERSITY
			
66.7%	Average 9.3 years	33.3%	33.3% Ethnically Diverse
■ Independent ■ Non-Independent	■ 0-5 yrs ■ 6-10 yrs ■ 11< yrs	■ Female ■ Male	■ Diverse ■ Non-diverse

Skill / Experience		Criteria / Description	Experience
	Public Company CEO / Executive	Experience as a current or former CEO, President, CFO and/or COO within the past 5 years	▪▪▪
	Public Company Board (excluding Roblox)	Experience serving as a member of a public company board within the last five years (excluding Roblox)	▪▪
	Private Company Board (excluding Roblox)	Current or prior experience as a member of a privately-held company board (excluding Roblox)	▪▪▪▪▪▪
	Entertainment Industry	Experience and expertise with the entertainment and media industry and businesses	▪▪▪
	Government Relations / Regulatory	Background or experience in regulatory and public policy	▪
	Technology / Digital Media	Experience and expertise in technology-related business or technology functions, resulting in knowledge of how to anticipate technological trends and an understanding of technology related risks	▪▪▪▪▪
	Public Company Finance	Experience as an executive responsible for financial results of a breadth and complexity comparable to Roblox	▪
	Audit / Accounting	Experience with accounting, financial reporting processes and internal controls, including experience working with financial statements and auditors	▪▪▪▪
	Mergers and Acquisitions	M&A and integration experience (including buy-and sell-side) as a public company director	▪▪▪
	Cybersecurity	Understanding of and experience in overseeing corporate cybersecurity programs and having a history of participation in relevant cyber education	▪▪
	International Operations	Experience with the challenges companies face in building out international operations and compliance programs	▪▪▪▪▪
	People / Compensation	Expertise in aligning Company culture, performance, reward and talent with strategy as well as remote and flexible work strategies	▪▪▪▪▪▪
	Leadership Development	Experience with corporate governance requirements, leadership development and succession planning of management	▪▪▪▪▪
	Corporate History and Evolution	Experience and understanding of Roblox's corporate history and evolution	▪▪▪▪▪▪

Corporate Governance Highlights

We believe that good corporate governance promotes the long-term interests of our stockholders, strengthens our Board and management accountability and leads to better business performance. For these reasons, we are committed to maintaining strong corporate governance practices.

Details regarding our corporate governance practices can be found in the "*Corporate Governance*" section beginning on page 15, including the following highlights:

✓ Strong lead independent director with expansive duties;

✓ Board comprised of 66.7% independent directors;

✓ Executive sessions of non-management directors and at least two annual executive sessions of independent directors;

✓ Annual Board and committee self-evaluations;

✓ Strong Board diversity;

✓ Detailed strategy and risk oversight by board and committees;

✓ No director overboarding;

✓ 100% independent Board committees;

✓ Focus on executive officer succession planning;

✓ Director onboarding program and continuing director education;

✓ Periodic review of committee charters and key governance policies;

✓ Stock ownership guidelines for directors and executive officers;

✓ Commitment to fostering a diverse and inclusive workplace;

✓ Focus on Company culture; and

✓ Annual advisory Say-on-Pay vote

Executive Compensation Highlights

Pay for Performance and Stockholder Alignment

Our compensation program focuses on **ownership** and **long-term retention** and **value creation**

■ Base Salary + Long-Term Equity Awards

    ■ **CEO:** 100% of compensation is based on the 2021 Founder and CEO Long-Term Performance Award and requires substantial share price growth over a five-year performance period for vesting.

    ■ **Other NEOs:** Over 90% of compensation of our other named executive officers ("**NEOs**") is equity-based and subject to either time-based vesting over three or four years or performance-based vesting, based on the Company's absolute total shareholder return.

Compensation Practices

WHAT WE DO	WHAT WE DO NOT DO
✓ 100% independent directors on our Leadership Development and Compensation Committee ("**LDCC**") ✓ Independent compensation advisor, who provides no other services to the Company ✓ Our CEO's entire compensation is at-risk, and based on substantial stock price performance ✓ Annual review of NEO compensation levels using size appropriate peer group and broader technology industry survey data ✓ Double-trigger change in control arrangements ✓ Assess the risk-reward balance of our compensation programs to mitigate undue risks ✓ Robust stock ownership requirements apply to all executive officers and non-employee directors ✓ Annual advisory vote on NEO compensation ✓ Regular reviews of executive officer compensation and peer group data	✗ No pension plans ✗ No hedging or pledging of our stock by directors, executives or employees ✗ No excise tax gross-ups upon a change in control

Board of Directors


Our Board

Our Board is currently comprised of six members. We have a classified board consisting of three classes of equal size, designated as Class I, Class II and Class III, each serving staggered three-year terms. Information regarding each director nominee and continuing director is set forth below. As detailed further in this proxy statement, our Board, including the two director nominees, reflects a broad array of knowledge, experience, skills, backgrounds and other attributes, including diversity.

Nominees

Upon the recommendation of our Nominating and Corporate Governance Committee ("**NCGC**"), our Board has nominated David Baszucki and Greg Baszucki for election as Class II directors at the Annual Meeting for new three-year terms, each to serve until the 2026 annual meeting of stockholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.

Voting Considerations

Each of the nominees has consented to being named in the proxy statement and to continue to serve as a director, if elected; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our Board to fill such vacancy.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of each of the nominees. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of our common stock present in person (including virtually) or represented by proxy at the meeting and entitled to vote on the election of directors. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted "FOR" a particular nominee, whether as a result of choosing to "WITHHOLD" authority to vote or a broker non-vote, will not have an effect on the outcome of the election.

Director Nominees

The following biographies are for our Class II nominees up for election for a three-year term expiring at the 2026 annual meeting.



DAVID BASZUCKI, 60

Founder, President, Chief Executive Officer and Chairman of Roblox

DIRECTOR SINCE: 2004

BACKGROUND

Mr. Baszucki has served as our Founder, President, Chief Executive Officer and member of our Board since March 2004. From July 1989 until December 1998, Mr. Baszucki served in various positions at Knowledge Revolution, a developer of 2D and 3D motion simulation software, which was acquired in December 1998 by MSC Software Corporation, a software company that specializes in simulation software, and which was acquired by Hexagon AB, a global technology group focused on precision measuring technologies, in February 2017. Between December 1998 and December 2000, Mr. Baszucki served in various positions at MSC Software Corporation, most recently as General Manager. Mr. Baszucki currently serves as a member of the board of directors of the Paley Center for Media. Mr. Baszucki holds a BS in Electrical Engineering from Stanford University.

DIRECTOR QUALIFICATIONS

We believe that Mr. Baszucki is qualified to serve on our Board because of the perspective and experience he brings as our Founder, President, Chief Executive Officer and Chairman.



GREGORY BASZUCKI, 58

Co-Founder of Founder Partners, Chief Executive Officer of Wheelhouse Enterprises

DIRECTOR SINCE: 2008

BACKGROUND

Mr. Baszucki has served as a member of our Board since February 2008. Since January 2013, Mr. Baszucki has served as a Co-Founder of Founder Partners, a closely held partnership which builds and invests in capital efficient mobile, Internet and software companies. He is also the Chief Executive Officer of Wheelhouse Enterprises, Inc., a marketplace for buyers and sellers of business software and has served as such since its founding in January 2009. Prior to Founder Partners and Wheelhouse Enterprises, Mr. Baszucki founded and served as President of Dealix Corporation, an online automotive sales company between November 1998 and November 2006. Mr. Baszucki currently serves as a member of the board of directors of Interactive Memories, Inc, a private company. Mr. Baszucki holds a BS in Electrical Engineering from University of Minnesota-Twin Cities.

DIRECTOR QUALIFICATIONS

We believe that Mr. Baszucki is qualified to serve on our Board because of his significant knowledge of and history with our Company, his executive leadership experience, his extensive experience as an entrepreneur, and his experience as a current and former director of many companies.

Continuing Directors

The following biographies are for each Class III director whose current term will expire at the 2024 annual meeting.



ANTHONY P. LEE, 52

Vice President of Altos Ventures Management, Inc.

DIRECTOR SINCE: 2008	COMMITTEES: Leadership Development and Compensation, Nominating and Corporate Governance (Chair); Lead Independent Director

BACKGROUND

Mr. Lee has served as a member of our Board since February 2008 and was appointed as our Lead Independent Director in November 2020. He joined Altos Ventures in May 2000 and is currently a Vice President of Altos Ventures Management, Inc., which manages a family of international, technology-focused venture capital funds. He is a managing director of each fund. In addition, Mr. Lee currently serves on the board of directors of several private companies and non-profit organizations. He holds an AB in Politics from Princeton University and an MBA from the Stanford Graduate School of Business.

DIRECTOR QUALIFICATIONS

We believe that Mr. Lee is qualified to serve on our Board because of his significant knowledge of and history with our Company and his experience as a seasoned investor and current and former director of many companies.



ANDREA WONG, 56

Former President of International Production for Sony Pictures Television and International for Sony Pictures Entertainment

DIRECTOR SINCE: 2020	COMMITTEES: Audit and Compliance, Leadership Development and Compensation (Chair), Nominating and Corporate Governance

BACKGROUND

Ms. Wong has served as a member of our Board since August 2020. Ms. Wong has served as a member of the board of directors of Liberty Media Corporation, an owner and operator of various media, communications and entertainment businesses, since September 2011 and Qurate Retail, Inc., an owner and operator of various digital commerce businesses since April 2010. Ms. Wong has served as a member of the board of directors of Hudson Pacific Properties Inc., a real estate investment trust since August 2017. From September 2011 to March 2017, Ms. Wong served as President, International Production for Sony Pictures Television and President, International for Sony Pictures Entertainment. From April 2007 to April 2010, she served as President and Chief Executive Officer of Lifetime Entertainment Services. Ms. Wong served in various positions with ABC, Inc., a subsidiary of The Walt Disney Company, from August 1993 to March 2007, most recently as Executive Vice President, Alternative Series, Specials and Late Night. Ms. Wong previously served as a director of Hudson's Bay Company, a Canadian retail company, and Oaktree Acquisition Corp, Oaktree Acquisition Corp II, and Social Capital Hedosophia Holdings Corp., each a blank check company. Ms. Wong holds a BS in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

DIRECTOR QUALIFICATIONS

We believe that Ms. Wong is qualified to serve on our Board because of her extensive background in media programming across a variety of platforms, her executive leadership experience with the management and operation of companies in the entertainment sector, and her experience as a current and former director of many companies.

The following biographies are for each Class I director whose current term will expire at the 2025 annual meeting.



CHRISTOPHER CARVALHO, 57

Former Chief Operating Officer of Kabam, Inc.

DIRECTOR SINCE: 2015	**COMMITTEES:** Audit and Compliance, Leadership Development and Compensation, Nominating and Corporate Governance

BACKGROUND

Mr. Carvalho has served as a member of our Board since December 2015. Between January 2010 and December 2013, Mr. Carvalho served as Chief Operating Officer of Kabam, Inc., a developer of online computer games. From June 2008 to October 2010, he served as Vice President and General Manager of SmartyCard, a division of Gazillion Entertainment, a developer of online computer games. Between January 1999 and June 2008, Mr. Carvalho served in several capacities with Lucasfilm Ltd., a film and entertainment company, including as the head of Business Development. Mr. Carvalho serves on the board of Modern Times Group MTG AB, a digital entertainment company listed on the Nasdaq Stockholm AB, and Rogue Games, Inc., a private gaming and entertainment company. Between 2016 and 2019, Mr. Carvalho served as a member of the board of directors of G5 Entertainment AB, a developer and publisher of mobile games listed on the Nasdaq Stockholm AB main market and the Nasdaq OTCQX. Mr. Carvalho holds an MBA from the University of California, Los Angeles Anderson School of Management and a BS in Business Administration from the University of California, Berkeley, Haas School of Business.

DIRECTOR QUALIFICATIONS

We believe that Mr. Carvalho is qualified to serve on our Board because of his executive level experience in online gaming, his general experience with and knowledge of the industry in which we operate, and his experience as a current and former director of many companies.



GINA MASTANTUONO, 52

Chief Financial Officer of ServiceNow, Inc.

DIRECTOR SINCE: 2021	**COMMITTEES:** Audit and Compliance (Chair), Leadership Development and Compensation

BACKGROUND

Ms. Mastantuono has served as a member of our Board since April 2021. Ms. Mastantuono has served as the Chief Financial Officer of ServiceNow, Inc. since January 2020. From December 2016 to January 2020, Ms. Mastantuono served as Executive Vice President and Chief Financial Officer of Ingram Micro Inc., a provider of global technology and supply chain services and as its Executive Vice President, Finance from April 2013 to December 2016. From June 2007 to April 2013, Ms. Mastantuono served as Senior Vice President, Chief Accounting Officer and International Chief Financial Officer of Revlon, Inc., a cosmetics, skin care, fragrance and personal care company. Before Revlon, Ms. Mastantuono held various finance executive roles at InterActiveCorp., a publicly traded operator of a diversified portfolio of specialized and global brands, and Triarc Companies, Inc., a publicly traded consumer products company. Ms. Mastantuono currently serves on the board of directors of Gong.io Inc., a revenue intelligence platform company. She began her career at Ernst & Young, LLP in New York. Ms. Mastantuono is a certified public accountant with more than 20 years of finance experience. Ms. Mastantuono attended the State University of New York at Albany, where she earned a BS degree in Accounting and Business Administration.

DIRECTOR QUALIFICATIONS

We believe Ms. Mastantuono is qualified to serve on our Board because of her deep financial and strategic acumen and her extensive management experience with global technology companies. Further, Ms. Mastantuono's financial expertise over 20 years in finance provides her with the necessary skills and experience to perform audit committee functions.

Board Composition

We are committed to having a skilled and experienced Board that will provide sound oversight as Roblox continues to execute on its long-term growth strategy.

Since 2020, two new independent directors joined our Board enhancing Finance, Senior Leadership, Public Company, board and Industry experience.

Identification and Consideration of New Nominees

Our NCGC is responsible for reviewing with the Board the appropriate characteristics, skills, and experience required for the Board as a whole and its individual members. Our NCGC uses a variety of methods to identify and evaluate director nominees. Our NCGC and our Board evaluate each director in the context of the membership of the Board as a group, with the objective of maintaining a Board that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of backgrounds and experiences in various areas. While the Board has not established specific minimum qualifications for members of the Board, the Board believes that the assessment of director qualifications may include numerous factors, such as:

- character;
- professional ethics and integrity;
- judgment;
- business acumen;
- proven achievement and competence in one's field;
- the ability to exercise sound business judgment;
- tenure on the Board and skills that are complementary to the Board;

- an understanding of the Company's business;
- an understanding of the responsibilities that are required of a member of our Board;
- other time commitments; and
- diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board (collectively, the "**Director Criteria**").



SCREENING OF CANDIDATE

The NCGC screening process includes:

- candidate interviews
- inquiry of the person or persons making the recommendation or nomination
- engagement of an outside search or consulting firm to gather additional information
- reliance on the knowledge of the members of the NCGC, the Board or management

DIRECTOR CANDIDATE EVALUATION

The NCGC considers:

- the current size and composition of the Board and the needs of the Board and its respective committees
- the Director Criteria
- other factors that the NCGC may consider appropriate

DIRECTOR NOMINATION PROCESS

The NCGC is responsible for identifying and screening candidates for Board membership and recommending candidates to the entire Board for Board membership

RECOMMENDATION AND APPROVAL

The Board has final authority approving director candidates for nomination to the Board, following recommendation by the NCGC

Stockholder Recommendations and Nominations to the Board of Directors

The NCGC will consider director candidates recommended by stockholders holding at least 1% of the fully diluted capitalization of the Company continuously for at least 12 months prior to the date of the submission of the recommendation, so long as such recommendations comply with our amended and restated certificate of incorporation, amended and restated bylaws, and applicable laws, rules and regulations, including those promulgated by the Securities and Exchange Commission (the "**SEC**"). The NCGC will evaluate such recommendations in accordance with its charter, our amended and restated bylaws and our policies and procedures for director candidates, as well as the Director Criteria. This process is designed to ensure that our Board includes members with diverse backgrounds, skills, and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should direct the recommendation in writing by letter, attention of the General Counsel or the Legal Department, at 970 Park Place, San Mateo, California 94403. Such recommendations must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a statement of support by the recommending stockholder, a signed letter from the candidate confirming willingness to serve on our Board, information regarding any relationships between the candidate and our Company, evidence of the recommending stockholder's ownership of our capital stock, and any other information required by our amended and restated bylaws. The NCGC has discretion to decide which individuals to recommend for nomination as directors.

Under our amended and restated bylaws, stockholders may also directly nominate persons for our Board. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Corporate Secretary. To be timely for the 2024 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed below under "*Questions and Answers About the Proxy Materials and 2023 Annual Meeting—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals.*"

Corporate Governance

Director Independence

Under the listing standards of the New York Stock Exchange ("**NYSE**"), independent directors must comprise a majority of a listed company's Board unless the listed company qualifies as a "controlled company." In addition, NYSE listing standards require that, subject to the "controlled company" exemption, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under NYSE listing standards, a director will only qualify as an "independent director" if the Board affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). We believe we are eligible for, but do not take advantage of, the "controlled company" exemption to the corporate governance rules for NYSE-listed companies.

Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our Board has determined that four of our five non-employee directors (Mr. Carvalho, Mr. Lee, Ms. Mastantuono and Ms. Wong) do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards of the NYSE. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and any transactions involving them described in the section titled "*Transactions with Related Persons.*"

Board Leadership Structure

We believe that the structure of our Board and its committees provides strong overall management of our Company. Mr. David Baszucki currently serves as both the Chairman of our Board and as our Chief Executive Officer ("**CEO**"). As our founder, Mr. Baszucki is best positioned to identify strategic priorities, lead critical discussion, and execute our business plans.

Our Board has adopted corporate governance guidelines that provide that one of our independent directors should serve as our Lead Independent Director if the Chairman of our Board is not independent. In addition, only independent directors serve on the Audit and Compliance Committee ("**ACC**"), LDCC and NCGC. As a result of the Board's committee system, the existence of a majority of independent directors, and Lead Independent Director, the Board believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, and corporate governance programs. We believe that the leadership structure of our Board is appropriate and enhances our Board's ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Baszucki's combined role enables strong leadership, creates clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

LEAD INDEPENDENT DIRECTOR DUTIES AND RESPONSIBILITIES

Our Corporate Governance Guidelines provide that if the Chairman of our Board is not an independent director, our independent directors will designate one of the independent directors to serve as Lead Independent Director. Because Mr. David Baszucki is our Chairman and CEO, our Board, including the independent directors, appointed Anthony P. Lee to serve as our Lead Independent Director in 2020. In appointing Mr. Lee Lead Independent Director, the Board considered Mr. Lee's demonstrated leadership during his tenure as a director; his contributions as the chair of the NCGC; and his contributions as a member of the ACC and LDCC. The Board continues to believe that Mr. Lee's ability to act as a strong lead independent director provides balance in our leadership structure and will be in the best interest of Roblox and its stockholders.

As Lead Independent Director, Mr. Lee:

- is responsible for calling, contributing to the agenda and presiding over separate meetings of our independent directors;
- reports to our CEO and Chairman regarding feedback from executive sessions;
- serves as spokesperson for the Company as requested; and
- performs such additional duties as a majority of the independent directors may designate from time to time.

Board Committees

Our Board has established the ACC, the LDCC, and the NCGC. Each committee member meets the requirements for independence under the listing standards of the NYSE and SEC rules and regulations, and each committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of each charter is available on our website at ir.roblox.com under "Governance." Members will serve on these committees until their resignation or until as otherwise determined by our Board. The composition and responsibilities of each of the committees of our Board is described below.

AUDIT AND COMPLIANCE COMMITTEE

MEMBERS:

GINA MASTANTUONO (Chair)   **CHRISTOPHER CARVALHO**   **ANDREA WONG**

MEETINGS IN 2022: 5

Our ACC is responsible for, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and oversee the performance of the independent registered public accounting firm;

- reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- reviewing our financial statements and our critical accounting policies, principles and estimates;

- overseeing and monitoring the audit and integrity of our financial statements, accounting and financial reporting processes, and internal controls;

- overseeing the design, implementation, and performance of our internal audit function;

- overseeing our compliance with the Public Company Accounting Oversight Board ("PCAOB"), and other legal and regulatory requirements;

- adopting and overseeing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- overseeing our policies on risk assessment and risk management;

- reviewing cybersecurity and data security risks and mitigation strategies;

- reviewing the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs;

- reviewing and approving related party transactions; and

- approving or, as required, pre-approving, all audit and all permissible non-audit services, to be performed by the independent registered public accounting firm.

Each member of the ACC meets the financial literacy and sophistication requirements of the listing standards of the NYSE.

No member of our ACC may serve on the audit committee (or other board committee performing equivalent functions) of more than three public companies, including Roblox, unless our Board determines that such simultaneous service would not impair the ability of such member to effectively serve on our ACC and we disclose such determination in our annual proxy statement.

Our Board has determined that Ms. Mastantuono is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K.

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

MEMBERS:

 **ANDREA WONG (Chair)**  **ANTHONY P. LEE**  **CHRISTOPHER CARVALHO**  **GINA MASTANTUONO**

MEETINGS IN 2022: 6

Our LDCC is responsible for, among other things:

- reviewing and approving the corporate goals and objectives applicable to the compensation of our executive officers, including our CEO and evaluating the performance of each such officer in light thereof;

- reviewing, determining and approving, the cash and equity compensation of our officers, including our CEO and other key employees;

- reviewing, approving and administering our employee benefit and equity incentive plans;

- advising our Board on management proposals to stockholders on executive compensation matters and overseeing management's engagement with stockholders and proxy advisory firms on executive compensation matters;

- establishing, reviewing, and overseeing the development and implementation of employee compensation plans to ensure consistency with our general compensation strategy;

- reviewing and discussing our compensation policies and practices with management for risk assessment;

- reviewing and making recommendations regarding non-employee director compensation to our full Board;

- retaining or obtaining the advice of compensation consultants, independent legal counsel and other advisors; and

- periodically reviewing and discussing with our Board our corporate and CEO succession planning and leadership development plans for the CEO and other executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our LDCC is or has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or LDCC. See the section titled "*Transactions with Related Persons*" for information about any related party transactions involving members of our LDCC or their affiliates.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	
MEMBERS: **ANTHONY P. LEE** (Chair) **ANDREA WONG** **CHRISTOPHER CARVALHO**	**MEETINGS IN 2022: 3**

Our NCGC is responsible for, among other things:

- identifying, evaluating, and selecting, or making recommendations to our Board regarding, nominees for election to our Board;

- considering and making recommendations to our Board regarding the composition of our Board and its committees;

- overseeing the evaluation of our Board, each of its Committees, and each director;

- reviewing and overseeing the Company's trust & safety programs and policies;

- overseeing and reviewing developments in our corporate governance practices, including developing and making recommendations to our Board regarding our corporate governance guidelines or framework; and

- developing, approving and reviewing compliance with the Company's Code of Business Conduct and Ethics and reviewing conflicts of interest of directors and officers other than related party transactions reviewed by the ACC.

Board and Committee Meetings

Meeting Attendance

During our fiscal year ended December 31, 2022, our Board held 5 meetings (including regularly scheduled and special meetings). Each director attended 100% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served.

Executive Sessions

To encourage and enhance communication among non-employee directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that the non-employee directors will meet in executive sessions without management directors or management present on a periodic basis but no less than twice a year. Such executive sessions will be led by independent directors. In addition, if any of our non-employee directors are not independent directors, then our independent directors will also meet in executive session on a periodic basis but not less than twice a year.

Attendance at Annual Meeting of Stockholders

Each director is strongly encouraged to attend the Company's annual meetings of stockholders. All then-serving directors attended our 2022 annual meeting of stockholders.

Board Oversight of Risk

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational, in the pursuit and achievement of our strategic objectives. We have designed and implemented processes to manage risk in our operations.



BOARD OF DIRECTORS

- has responsibility for the oversight of our risk management framework, which is designed to identify, assess, and manage risks to which our Company is exposed, as well as to foster a corporate culture of integrity
- regularly reviews our strategic and operational risks in the context of discussions with management, question and answer sessions, and reports from the management team at each regular Board meeting

AUDIT AND COMPLIANCE COMMITTEE

- assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance;
- discusses with management, the internal auditors, and the independent auditor guidelines and policies with respect to risk assessment and risk management, as well as potential conflicts of interest; and
- oversees our initiatives related to cybersecurity, including prevention and monitoring

LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

- assesses risks arising from our compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk- taking and evaluates policies and practices that could mitigate such risks; and
- oversees succession planning initiatives

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- assesses risks relating to our corporate governance practices and the independence of the Board; and
- oversees our initiatives related to trust and safety

MANAGEMENT

- is responsible for the day-to-day oversight and management of strategic, operational, legal and compliance, cybersecurity, and financial risks

Leadership Development and Management Succession Planning

The Board and management team recognize the importance of continuously developing our executive talent. The LDCC periodically reviews the performance of, and succession planning for, our management team (including our CEO) and evaluates potential successors to management positions. In conducting its evaluation, the LDCC considers current and future organizational needs, competitive challenges, leadership and management potential and development and emergency situations.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of our directors and director candidates, including independence standards, and corporate governance policies and standards applicable to us in general. In addition, our Board has adopted a Code of Business Conduct and Ethics that applies to all of our and our subsidiaries' employees, officers and directors, including our CEO, chief financial officer, and other executive and senior financial officers and our contractors, consultants and agents. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our website at ir.roblox.com under "Governance Documents." We will disclose any amendments to our Code of Business Conduct and Ethics or any waivers of the requirements of our Code of Business Conduct and Ethics for directors and executive officers on the same website or in filings under the Exchange Act.

KEY CORPORATE GOVERNANCE GUIDELINES PROVISIONS		
1	**Board and Committee Self-Evaluations**	The NCGC oversees an annual self-evaluation by the Board, each of its committees and each director. The NCGC will utilize the results of this process in assessing Board composition and performance to further the interests of the Company and its stockholders in a manner consistent with the Company's mission and core values.
2	**Director Onboarding and Education**	The NCGC oversees the Company's director orientation and continuing education programs. The directors and the Company are committed to ensuring that all directors receive orientation and continuing education.
3	**Limitation on Other Board Service**	No director should serve on more than four additional public company boards without the approval of the Board. Our CEO should not serve on more than two additional public company boards.
4	**No Competing Board Service**	No director should sit on the board of any competitor of the Company, and every director should do an annual review of their other directorships to assess whether competition with the Company may have evolved in the preceding year due to new product or service introductions, among other things.
5	**Change in Employment**	Directors are instructed to notify the NCGC if they become aware of circumstances, including changes of employment, that could materially interfere with their service as a director. The NCGC may request that the director cease the activity or, in more severe cases, submit his or her resignation from the Board.

Communication with the Board

The Board believes that stockholders should have an opportunity to send communications to the non-management members of the Board. In cases where stockholders and other interested parties wish to communicate directly with the Company's non-management directors, messages should be in writing and should be sent to the General Counsel, Chief Financial Officer or Legal Department by mail to the principal executive office of the Company. Any such communication should be made in accordance with the following policy.

Each communication should set forth (i) the name and address of the stockholder, as it appears on the Company's books, and if the Company's Class A common stock is held by a nominee, the name and address of the beneficial owner of the Company's Class A common stock and (ii) the number of shares of the Company's Class A common stock that are owned of record by the record holder and beneficially by the beneficial owner.

The Company's General Counsel, Chief Financial Officer or Legal Department, in consultation with appropriate directors as necessary, shall review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for the Company's stockholders to act on or for the Board to consider and (3) matters that are of a type that render them improper or irrelevant to the functioning of the Board or the Company, including without limitation, mass mailings, product complaints or inquiries, job inquiries, business solicitations and patently offensive or otherwise inappropriate material. If appropriate, the Company's General Counsel, Chief Financial Officer or Legal Department will route such communications to the appropriate director(s) or, if none is specified, to the Chairperson of the Board or the Lead Independent Director if the Chairperson of the Board is not independent.

The Company's General Counsel, Chief Financial Officer or Legal Department may decide in the exercise of his, her or its judgment whether a response to any communication is necessary and shall provide a report to the NCGC on a quarterly basis of any communications received for which the General Counsel, Chief Financial Officer or Legal Department has responded. These policies and procedures for communications with the non-management directors are administered by the NCGC.

These policies and procedures do not apply to (a) communications to non-management directors from officers or directors of the Company who are stockholders or (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Family Relationships

David Baszucki, our Founder, President, CEO and Chair of our Board and Gregory Baszucki, one of our directors, are brothers. There are no other family relationships among any of our executive officers or directors.

Environmental, Social and Governance Highlights

At Roblox, we are focused on our mission to connect a billion people with optimism and civility. We are building a human co-experience platform that enriches the way people connect, create and express themselves through shared experiences. We have ongoing efforts across environmental, social, and governance ("**ESG**") areas to further our mission and pursue our company principles. Below we describe highlights of our ESG efforts, including resources where you can learn more.

Our Values

We operate Roblox as a portfolio of small vision aligned teams with their own objectives, roadmap, and key performance indicators, **maximizing accountability, creativity, and leadership opportunities**.

We have embraced four core values since we founded the Company and focus on incorporating them into our daily actions:

RESPECT THE COMMUNITY	TAKE THE LONG VIEW	WE ARE RESPONSIBLE	GET STUFF DONE
We put the needs of our community above our own.	We incorporate our long-term goals in every decision.	We drive execution by solving problems along with flagging issues.	We have a bias toward action.

Governance

We are committed to sound corporate governance practices and encouraging effective policy- and decision-making at both the Board and management level. Our Board, its committees, and our management provide oversight around our efforts in many of the ESG areas described below. For example, our NGCC oversees our initiatives related to the trust and safety of our users and our ACC oversees matters relating to cybersecurity of both our platform and users. Our governance practices are described in more detail in the section of this proxy statement entitled "Corporate Governance."

Our People

At Roblox, we maintain an innovation-first culture that seeks to empower our employees and leaders. We believe that teams are most successful when aligned around a shared vision and given the autonomy to tackle big opportunities. As of December 31, 2022, our employee workforce consisted of 2,128 full-time employees, of which over 1,600 employees were in product and engineering functions, accounting for 75% of our total full-time employees, and over 100 of our full-time employees were located outside of the U.S.

People Programs

Compensation

We offer competitive compensation to attract and retain the best people, and we help care for our people so they can focus on our mission. Our employees' total compensation package includes market-competitive salary and equity. We generally offer employees equity at the time of hire and through regular refresh grants because we want them to be owners of the Company and committed to our long-term success.

Benefits

We provide our employees and their loved ones with holistic resources to help them thrive. We offer a wide range of benefits across areas such as health, family, finance, community, and time away. Our benefits include access to each of the following for our U.S. employees:

- Healthcare
  - o Medical
  - o Dental
  - o Vision
  - o Fertility and family forming
  - o Healthcare concierge and support
  - o Primary care and virtual care
- Mental Health
  - o Coaching and therapy
  - o Meditation and mindfulness
- Financial
  - o 401(k) employer match
  - o Life and AD&D insurance
  - o Short-term and long-term disability insurance
- Perks / Lifestyle Benefits
  - o Home office reimbursement
  - o Fitness reimbursement
  - o Physical therapy
  - o Virtual fitness classes
  - o Caregiving
- Time Off and Leaves
  - o Flexible time off for employees to recharge and focus on their health and well-being
  - o Maternity leave
  - o Parental leave
  - o Medical leave
  - o Family care leave
  - o Military leave
  - o Sabbatical Program for eligible employees after ten years of service

Success Sharing

We believe that our employees should have the opportunity to share in our success. To achieve this, we offer employees the ability to participate in an employee stock purchase plan, which allows them to purchase stock at a discounted price. Additionally, we maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. For 2022, we matched 100% of participant contributions to our 401(k) plan for the first 3% of eligible compensation deferred by a participant and additionally matched 50% of participant contributions to our 401(k) plan for the next 2% of eligible compensation deferred, subject to IRS limits. For 2023, we have increased our match and the Company now matches $1 for $1 of participant's 401(k) contributions up to 50% of the IRS limit.

Pay Equity

We believe that people should be paid equitably for what they do, regardless of their gender or race. To maintain pay equity we benchmark and set pay ranges based on relevant market data and consider factors such as an employee's role, level, location, and their performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to ensure our pay is fair and equitable. In 2022, we conducted our first pay equity analysis which indicated that we continue to have pay equity across genders and by race in the United States for people in similar jobs (accounting for factors such as location, role, level, and performance).

Employee Engagement

As part of our employee engagement process, we regularly collect feedback from employees to better understand and improve their experiences and identify opportunities to strengthen our culture. In December 2022 to January 2023, 80% of employees participated in our employee engagement survey and 90% of our employees who participated shared they are proud to work here.

Giving Back to the Community

Each year, we match employee donations to eligible charities, up to $15,000 per contributor. In 2022, approximately $1.45 million in contributions were matched by the Company.

Diversity, Equity & Inclusion

We strive to create a diverse, inclusive and respectful community that is welcoming of everyone, whatever their identities and beliefs. Our vision is that on our platform people can be whoever they want to be. Our user's journey starts with creating a unique digital identity that they take everywhere they go on the platform, with limitless opportunities for self-expression. To help focus our core values and to promote and support diversity, inclusion and equity, we have established several affinity groups. Our affinity groups are inclusive, voluntary and employee-led whose aim is to promote inclusion at the Company and allow networking, mentorships, and other opportunities for professional and personal development. They include groups for women, racial and ethnic minorities, and people who identify as LGBTQIA+.

Our Commitment to Civility and Safety

Safety and civility are foundational to everything we do. We have built a platform with industry-leading safety and civility features. We continuously evolve our platform as our community grows and evolves.

A safe and civil place where everyone can create, explore, collaborate, and share experiences	Over a decade building a world-class safety system and policies	Industry best practices	Continuously evolving

Community Standards

We are building a human co-experience platform: a space for people to adventure, experience and explore. We are a global community on this journey together with our users and creators and we want to ensure everyone feels welcome and safe and is treated with kindness and respect. That is why we have created our Community Standards to outline how we expect our users to behave, and to be clear up front about what is and is not allowed on our platform.



COMMUNITY STANDARDS THAT OUTLINE CLEAR EXPECTATIONS FOR USING ROBLOX	→	IF ANYONE IS FOUND TO BE IN VIOLATION OF THESE STANDARDS, THEY MAY BE SUSPENDED OR REMOVED

We do not tolerate inappropriate content and behavior, and we take swift action to address any user who violates our terms of use, including any attempts to go around our safety policies and protocols. We continue to enhance our platform and policies in an attempt to thwart behavior intended to undermine our safety policies and protocols.

You can read our Community Standards here: https://en.help.roblox.com/hc/en-us/articles/203313410

Content Review, Moderation and Safety Features

We take significant measures to promote safety and civility for all users on our platform. We review every uploaded image, video and audio file on the platform, whether through human review or machine detection. Our moderation system is designed to protect our community and block accounts from our platform that violate either our terms of service or our community standards. We frequently audit our platform to ensure we are continually strengthening our proactive and reactive detection methods.

Additionally, users are required to verify their age to access certain features on our platform. Age verification requires the provision of a government issued photo identification.

We also provide numerous tools to help our community, including parents, create a safe and fun environment. All text chat on our platform is filtered to prevent inappropriate content and personally identifiable information from being visible on the site. Players have different safety settings and may have different experiences based on their age. Account owners have the ability to limit or disable who can chat with them, follow them into experiences or invite them to private servers. We also provide the ability to report inappropriate behavior or content throughout our apps, websites and experiences.

Parents are able to monitor account activity for their children, including chat histories, private messages, friends and followers, transactions, creations, and recently played experiences. Parents also are able to limit the types of experiences their children can play, and their child's ability to chat on the platform and can set spending limitations.

We have also begun rolling out experience guidelines, which provide age recommendations for the content suitability of an experience. Based on these age recommendations, users and parents can make informed decisions about the content they interact with and parents can use this feature to control the content to which their child has access.

Additionally, we have created safety guides specifically designed to empower parents and caregivers to better protect their children in the digital age. You can review our safety guides here: https://corp.roblox.com/safety-civility-resources/.

	TRUST & SAFETY		CONTENT REVIEW		PRIVACY
	■ Thousands of expertly trained agents dedicated to protecting our users and monitoring 24/7		■ Human moderators and machine detection to review every uploaded image, video and audio file		■ COPPA certified by kidSAFE and a member of the kidSAFE Seal Program

	PARENTAL CONTROLS		REPORTING SYSTEM		COMMUNICATION SAFETY
	Parents can:		Users can:		■ Filter text chat on the platform
	■ Limit or disable chat		■ Mute or block anyone		■ For users under 13, our filters are even stricter
	■ Restrict access		■ Report inappropriate content/ behavior using our Report Abuse system		■ Age verification for access to voice chat
	■ Customize spending limits				

Advancing Child Safety Initiatives

Roblox was proud to be one of the first companies to publicly support the California Age-Appropriate Design Code, following similar legislation introduced in the United Kingdom in 2021. The California Age-Appropriate Design Code requires businesses that provide an online service, product, or feature for children to have certain safety and privacy protocols embedded into the design of product features. The law recognizes the distinct needs of children at different age ranges and provides that businesses should take those differences into account when designing a product or feature. Roblox continues to advocate for other jurisdictions to follow California's lead and adopt similar legislation aimed at principle-based safety by design for children.

We also recently adopted new standards for ads on the platform. Under the new standards, developers will be prohibited from showing advertisements to children under the age of 13.

Key Safety and Civility Partnerships

As part of our commitment to digital civility, we have formed a Safety Advisory Board comprised of world-renowned digital safety authorities. You can learn more about each of our Safety Advisory Board members at: corp.roblox.com/parents/.

We also partner with more than thirty leading global organizations and universities that focus on child wellbeing, online safety, or both, and we welcome intra-industry collaboration to keep users safe across platforms.

SAFETY, DIGITAL EDUCATION, AND INDUSTRY ORGANIZATIONS

Partnerships with over 30 leading global organizations that focus on child and internet safety and digital education including:

In partnership with the National Association of Media Literacy Education (NAMLE), we have published resources for parents and teachers, called Parenting in the Digital Age for young kids, tweens, and teens, including a primer on Building Resilience.

We also work with authorities such as the National Crime Agency and the National Center for Missing & Exploited Children to promptly report any suspected child exploitation, abuse materials or online grooming.

Key Safety Certifications

kidSAFE, an independent child safety organization, has certified our platforms as being compliant with the Children Online Privacy Protection Act (COPPA). Roblox is also a member of the kidSAFE Seal Program, an independent safety certification service and seal-of-approval program designed exclusively for children-friendly websites and technologies. Membership in the program means that the platform meets the kidSAFE safety and/or privacy standards. kidSAFE audits us on an annual basis for adherence to both COPPA and kidSAFE's own requirements for online child safety.

Additionally, in Germany, we have received a Unterhaltungssoftware Selbstkontrolle, or USK, quality seal, which is given to organizations with high youth protection standards.

Education on Roblox

We are dedicated to helping educators harness the power of our platform to create immersive learning experiences that inspire creativity, collaboration and creative thinking. To further this goal, we earmarked $10 million in funding for supporting impact initiatives on our platform. By making grants to leading education organizations and developers, we aspire to help 100 million students learn with us by 2030.

Director Compensation

Outside Director Compensation Policy

In December 2020, our Board adopted and our stockholders approved a compensation policy for our non-employee directors (the "**Original Director Compensation Policy**"), which was amended in May 2022 (the "**Amended Director Compensation Policy**"), in consultation with FW Cook, our independent compensation consultant. This policy is designed to attract, retain, and reward our non-employee directors. We also reimburse our non-employee directors for reasonable, customary and documented travel expenses to our Board meetings and relevant director continuing education courses and programs. The LDCC reviews the total compensation of our non-employee directors and each element of our outside director compensation policy at least annually.

For the first two quarters of 2022 our non-employee directors received equity and cash compensation pursuant to the Original Director Compensation Policy and for the remainder of 2022, our non-employee directors received equity and cash compensation pursuant to the Amended Director Compensation Policy, each as described below.

Cash Compensation

Under the Original Director Compensation Policy, each non-employee director was paid an annual cash retainer of $180,000. This annual cash retainer was reduced to $90,000 in the Amended Director Compensation Policy. There were no per-meeting attendance fees for attending Board meetings under either our Original Director Compensation Policy or our Amended Director Compensation Policy.

Additionally, each non-employee director who served as lead director, chair, or member of a committee was paid additional annual cash fees as stated below. The annual cash fees were the same under our Original Director Compensation Policy and Amended Director Compensation Policy.

Non-Employee Director - Amended Director Compensation Policy	Additional Cash Fees		
 $90,000 Annual Cash Retainer — $270,000 Annual Equity Compensation	**Lead Independent Director**		**$40,000**
		Committee Chair Fees	**Committee Membership Fees**
	Audit and Compliance Committee	$ 25,000	$ 15,000
	Leadership Development and Compensation Committee	$ 20,000	$ 10,000
	Nominating and Corporate Governance Committee	$ 15,000	$ 10,000

Each annual cash retainer and additional annual fee is paid in arrears on a prorated basis.

Equity Compensation

Under the Original Director Compensation Policy, in addition to the annual cash retainer each non-employee director received equity compensation in the form of restricted stock units ("**RSUs**"), as further described below.

Initial Award: Each person who first became a non-employee director following our direct listing received, on the first trading day on or after the date on which such individual first becomes a non-employee director, an award of RSUs, or the Initial Award, covering a number of shares of our Class A common stock having an approximate value equal to $360,000. The award vested as to one-third of the RSUs subject to the Initial Award on the first quarterly vesting date that is on or after the one-year anniversary of the award's grant date and as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Annual Award: Each non-employee director automatically received, on the first trading day on or after the date on which such individual first became a non-employee director and on the date of each annual meeting of our stockholders following the effective date of the policy, or the Annual Meeting Date, an award of RSUs, or an Annual Award, covering a number of shares of our Class A common stock having an approximate value of $180,000. Each Annual Award vested on the day prior to the Annual Meeting Date next following the Annual Award's grant date, subject to the non-employee director's continued service through the applicable vesting date.

Under the Amended Director Compensation Policy, each non-employee director receives equity compensation in the form of RSUs, as further described below.

Initial Award: Each person who first becomes a non-employee director will receive, on the first trading day on or after the date on which such individual first becomes a non-employee director, an award of RSUs, or the Initial Award, covering (a) a number of shares of our Class A common stock having an approximate value equal to $180,000 and (b) a number of shares of our Class A common stock equal to the product of $270,000 multiplied by a fraction with a numerator equal to the number of calendar days between (and including) the date the individual first becomes an outside director and the date of the next annual meeting and a denominator equal to the number of days between (and including) the date of the prior annual meeting and the date of the next annual meeting (together, the "**Initial Award**"). The Initial Award vests as to one-third of the RSUs subject to the Initial Award on the first quarterly vesting date that is on or after the one-year anniversary of the Initial Award's grant date and as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Annual Award: Each non-employee director automatically will receive, on the Annual Meeting Date, an Annual Award, covering a number of shares of our Class A common stock having an approximate value of $270,000. The Annual Award will vest as to one-fourth of the RSUs subject to the Annual Award on each of the first three quarterly vesting dates that are on or after the Annual Award grant date and as to the remainder on the earlier of the day prior to the Annual Meeting Date next following the Annual Award grant date or the one-year anniversary of the Annual Award grant date, subject to the non-employee director continuing to provide services to us through the applicable vesting date.

The number of shares granted as an Initial Award or Annual Award, as applicable, is determined by dividing the value of the Initial Award or Annual Award, as applicable, by the average fair market value of one share of Class A common stock for the twenty (20) consecutive trading days ending on the last trading day of the month prior to the month that includes the grant date of the award, rounded down to the nearest whole share.

In the event of a "change in control" (as defined in our 2020 Equity Incentive Plan, the "**2020 Plan**"), under the terms of our 2020 Plan, each non-employee director will fully vest in their outstanding company equity awards issued under the director compensation policy, including any Initial Award or Annual Award, unless specifically provided otherwise in the applicable award agreement or other written agreement between the non-employee director and us.

A quarterly vesting date is each of February 20, May 20, August 20 and November 20.

Maximum Annual Compensation Limit

Under our director compensation policy, as initially adopted and as amended, in any fiscal year, no non-employee director may be issued cash payments and equity awards with a combined value greater than $750,000. Any cash compensation paid or equity awards granted to an individual for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitations. The maximum limits do not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Non-Employee Directors Stock Ownership Guidelines

In May 2022, we adopted stock ownership guidelines applicable to our non-employee directors. Under the guidelines, each non-employee director is required to hold a number of shares of the Company's common stock with a value equivalent to at least five times his or her annual cash retainer for service on the Board (not including retainers for serving as chairperson of the Board or as a member or chair of any Board committee). Existing directors are expected to achieve the applicable level of ownership on or before May 11, 2027 and directors appointed after May 11, 2022 are expected to achieve the applicable level of ownership by their five-year anniversary of joining the Board. As of the date hereof, each of the non-employee directors is in compliance with the stock ownership guidelines.

Director Compensation Table for Fiscal Year 2022

Our employee director, Mr. David Baszucki, did not receive any compensation for his service as a director for the year ended December 31, 2022. The compensation received by Mr. Baszucki as an employee is set forth in the section titled "*Executive Compensation—Summary Compensation Table for Fiscal Year 2022.*"

The following table sets forth information regarding the compensation earned or paid to our non-employee directors in 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Gregory Baszucki	135,000	206,146	—	341,146
Christopher Carvalho	157,500	206,146	—	363,646
Anthony P. Lee[2]	—	—	—	—
Gina Mastantuono	170,000	206,146	—	376,146
Andrea Wong	180,000	206,146	—	386,146

[1] The amounts reported represent the aggregate grant date fair values of the RSUs awarded to the directors in the fiscal year ended December 31, 2022, determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date, in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The valuation assumptions used in determining such amounts are described in the notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 28, 2023. The amounts reflect the accounting cost for the RSUs and do not correspond to the actual economic value that may be received by the directors upon vesting or settlement of the RSUs.

[2] Mr. Lee has waived all fees and grants associated with his service as an outside director.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2022:

Name	Grant Date	Number of Shares Underlying Options/RSUs[1]	Option Exercise Price ($)[1]	Grant Date Fair Value Per Restricted Share ($)[1]	Option Award Expiration Date
Gregory Baszucki	7/20/2016	1,168,650 [2]	0.07	—	7/20/2026
	5/26/2022	3,369 [3]	—	30.59	—
Christopher Carvalho	12/15/2015	116,866 [2]	0.06	—	12/15/2025
	5/26/2022	3,369 [3]	—	30.59	—
Anthony P. Lee[4]	—	—	—	—	—
Gina Mastantuono	4/15/2021	3,393 [5]	—	79.66	—
	5/26/2022	3,369 [3]	—	30.59	—
Andrea Wong	8/31/2020	30,000 [6]	5.21	—	8/31/2030
	5/26/2022	3,369 [3]	—	30.59	—

[1] Amounts reflect all previous forward stock splits effected prior to the Company's direct listing.

[2] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Equity Incentive Plan (the "2004 Plan") and a stock option agreement thereunder. The shares subject to the stock option are fully vested.

[3] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall become immediately exercisable. The RSU award will vest as to one-fourth of the RSUs subject to such award vests on each of August 20, 2022, November 20, 2022, and February 20, 2023, and the remaining 1/4th of the RSUs shall vest on the earlier of (i) the day prior to the Company's annual meeting date following such award's grant date, and (ii) May 26, 2023, subject to the non-employee director's continued service through the applicable vesting date.

[4] Mr. Lee has waived all fees and grants associated with his service as an outside director.

[5] Amount reflects shares of our Class A common stock subject to an RSU granted pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the RSU shall become immediately exercisable. The RSU award vested as to one-third of the RSUs subject to such award on May 20, 2022 and will vest as to one-third of the RSUs on each annual anniversary thereafter subject to the non-employee director continuing to provide services to us through the applicable vesting date.

[6] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our Amended and Restated 2017 Equity Incentive Plan (the "**2017 Plan**") and a stock option agreement thereunder. If a merger or change in control of the Company occurs before vesting, the unvested portion of the stock option shall become immediately exercisable. The shares subject to the stock option vest in 36 monthly installments beginning on October 1, 2020.

Executive Officers

The following sets forth certain information regarding our executive officers as of April 1, 2023 (in alphabetical order):

Name	Age	Position
David Baszucki	60	Founder, President and Chief Executive Officer
Manuel Bronstein	47	Chief Product Officer
Craig Donato	57	Chief Business Officer
Michael Guthrie	57	Chief Financial Officer
Barbara Messing	51	Chief Marketing & People Experience Officer
Amy Rawlings	38	Chief Accounting Officer
Mark Reinstra	57	General Counsel & Corporate Secretary
Daniel Sturman	53	Chief Technology Officer

David Baszucki's biography is set forth above in the section titled "*Board of Directors and Corporate Governance—Director Nominees*."

Manuel Bronstein. Mr. Bronstein has served as our Chief Product Officer since March 2021. Prior to joining us, he served as Vice President Product Google Assistant at Alphabet, Inc. from July 2018 to March 2021. From April 2016 to June 2018, he served as Vice President of Product Management and between November 2014 to March 2016 as Director of Product Management for YouTube at Alphabet, Inc. Mr. Bronstein held leadership positions in the product organization at Zynga Inc. from February 2010 to June 2014, first as Director and later as Vice President of Product. Additionally, from 2003 to 2010 Mr. Bronstein held product development roles during the development of Xbox 360 at Microsoft. Mr. Bronstein currently serves on the board of directors for the New York Times Company and previously served on the board of directors for Outpost Games. He holds a BS in Electronics Engineering from Universidad Simón Bolívar and an MBA. from the Haas School of Business at the University of California, Berkeley.

Craig Donato. Mr. Donato has served as our Chief Business Officer since December 2016. Prior to joining us, he served as Vice President of Business Development at Nextdoor.com, a social network service for neighborhoods, from September 2015 to December 2016. Between February 2013 and June 2015, he served as Vice President of Social for QVC, Inc., an online retail shopping platform. Between June 2005 and February 2013, he served as co-founder and Chief Executive Officer of Oodle, Inc., an online platform for buyers and sellers which was acquired by QVC in February 2015. Mr. Donato holds an MBA from the Stanford Graduate School of Business and a BS in Electrical Engineering from Virginia Tech.

Michael Guthrie. Mr. Guthrie has served as our Chief Financial Officer since February 2018. Prior to joining us, he served as Chief Financial Officer of TrueCar, Inc., an automotive pricing and information website, from January 2012 to February 2018. Earlier in his career, Mr. Guthrie was a principal in the private equity firms TPG Ventures and Garnett & Helfrich Capital, and was an investment banker at Credit Suisse First Boston. Mr. Guthrie holds a BA in Economics from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Barbara Messing. Ms. Messing has served as our Chief Marketing and People Experience Officer since August 2020. From August 2018 to August 2019, Ms. Messing served as Senior Vice President, Chief Marketing Officer of Walmart US, a company engaged in retail and wholesale operations. Between February 2011 and April 2018, Ms. Messing served as Vice President and Chief Marketing Officer, and later Senior Vice President and Chief Marketing Officer, for TripAdvisor, Inc., an online travel company. Between April 2002 and February 2011, she served in a number of management positions at Hotwire.com, an Internet-based travel agency, including Vice President of Customer Experience and Vice President and General Manager, Travel Ticker. Ms. Messing received her BA from Northwestern University and her JD from Stanford Law School. Ms. Messing is currently a member of the board of directors of Overstock.com, Inc., an internet retailer, and Vacasa, Inc, a vacation home management company, and she previously served on the board of directors of XO Group, Inc., which merged with WeddingWire in December 2018, and Diamond Resorts LLC.

Amy Rawlings. Ms. Rawlings has served as our Chief Accounting Officer since July 2022. Previously, Ms. Rawlings served as the Chief Accounting Officer of Zynga Inc. from August 2021 to July 2022. Prior to her role as the Chief Accounting Officer of Zynga Inc., Ms. Rawlings spent twelve years at Zynga Inc. in various roles across the accounting and finance organizations. Ms. Rawlings served as Vice President – Controller and Senior Director – Assistant Controller of Zynga Inc. where she helped lead the US and international accounting and operations teams. Before that, Ms. Rawlings managed the SEC Reporting and Revenue Accounting teams, assisting with various accounting standard adoption efforts, IPO readiness, SOX implementation and the financial statement preparation process. Prior to joining Zynga Inc., Ms. Rawlings worked at Ernst & Young from 2006 to 2010. Ms. Rawlings received a BA in Business Economics with an emphasis in Accounting from the University of California, Santa Barbara and is a Certified Public Accountant in the state of California.

Mark Reinstra. Mr. Reinstra has served as our General Counsel since December 2019 and our Corporate Secretary since November 2020. Between June 1994 and December 2019, Mr. Reinstra was a practicing attorney with Wilson Sonsini Goodrich & Rosati, P.C., our outside corporate law firm, most recently as a member of the firm. He holds a JD from Stanford Law School and BS in Industrial Engineering from the University of Wisconsin-Madison.

Daniel Sturman. Mr. Sturman has served as our Chief Technology Officer since January 2020. Between January 2019 and January 2020, Mr. Sturman served as an advisor and consultant to several privately-held companies. He served as Senior Vice President of Engineering and Support at Cloudera, Inc., an enterprise data cloud company between June 2015 and January 2019. From April 2007 to October 2014, he served as Engineering Director and between October 2014 and May 2015, as Vice President of Engineering for Google, Inc. From July 1996 to March 2007, he served in various capacities with IBM Corporation, most recently as Director of the engineering department. He holds a Ph.D. and an MS in Computer Science from the University of Illinois at Urbana-Champaign and a BS in Computer Science from Cornell University.

Executive Compensation

ITEM 2:

Advisory Vote on the Compensation of our Named Executive Officers



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our NEOs as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named NEO, but rather the overall compensation of all of our NEOs and the philosophy, policies and practices described in this proxy statement. A non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our LDCC or our Board. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the LDCC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and the LDCC value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our NEOs as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and the LDCC will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the section titled "*Executive Compensation*," and in particular the information discussed in the section titled "*Executive Compensation—Compensation Discussion & Analysis—Compensation Philosophy and Objectives*," demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "For" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our NEOs, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our NEOs, requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our Board and our LDCC value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our NEOs.

Compensation Discussion & Analysis

Our NEOs, consisting of our principal executive officer, principal financial officer and the next three most highly compensated executive officers, for the year ended December 31, 2022, were:

    

DAVID BASZUCKI	**MICHAEL GUTHRIE**	**BARBARA MESSING**	**MARK REINSTRA**	**DANIEL STURMAN**
Founder, President and Chief Executive Officer	Chief Financial Officer	Chief Marketing and People Experience Officer	General Counsel & Corporate Secretary	Chief Technology Officer

Executive Summary

Our mission is to connect one billion people with optimism and civility. Our executive compensation program is designed to attract, retain and motivate our leadership team to deliver the highest level of team and individual results while maintaining a long term focus by our NEOs and employees.

Compensation Philosophy and Objectives

To support the achievement of our corporate mission, our goal is to hire the best talent. We look for values alignment and excellence across four Pillars of Success - Innovation, Execution, Teamwork and Leadership. The objectives of our executive compensation program are to attract, retain and incentivize highly talented individuals to deliver the highest level of individual and team results, ensure each of our executives receives a total compensation package that encourages long-term retention, promote fairness and consistency while paying for performance, and align the interests of our executives with those of our stockholders. We do this by designing programs that tie executive compensation to individual performance, overall Company performance and the interests of our stockholders.

We use the following principles to accomplish our philosophy:

	Competitiveness	Attracting and retaining critical talent is important to us. We operate in a highly competitive talent market in the technology industry and our pay programs are designed to be competitive to attract new talent to the Company that supports our mission and culture.
	Management Longevity	We believe that management longevity is a key driver of long-term value creation. Our executive compensation programs are designed to retain our executives, including through the use of time-based equity awards that vest over three or four-years. In addition, we seek to reward significant long-term appreciation of our stock through the use of performance-based restricted stock units ("**PSUs**") for our executives, and in the case of our Founder and CEO, the Founder and CEO Long-Term Performance Award.
	Long-Term Ownership	We want our executives thinking like owners and focusing on long-term value creation for the Company. We heavily weight our total pay package towards equity (and in the case of our CEO, entirely in equity via the Founder and CEO Long-Term Performance Award) and introduced PSUs for our other executives in 2022 to further align our executive compensation practices with long-term value creation for the Company. Our executive compensation program delivered over 90% of our NEOs' compensation (other than our CEO), on average, in the form of time-based or performance-based equity awards in 2022.
	Strong Performance Orientation	We have a high standard for performance. We consider Company and individual performance, criticality of position, and trajectory in sizing our equity grants for our executive officers. The annual equity grants we have made to our NEOs (other than our CEO) vest over four-years and the one-time RSU grants that were made to certain NEOs in 2022 to compensate for a missed equity grant cycle in 2021 due to the timing of our direct listing, vest over three-years. The Founder and CEO Long-Term Performance Award was granted in lieu of other compensation for our CEO for the period from 2021 to 2027 and is eligible to vest based on significant performance of our stock price over multiple performance periods. The value realized from those grants and the Founder and CEO Long-Term Performance Award is based on the value of our stock price when (and if) the grants vest, enhancing the link between the interests of our executives and our stockholders. We additionally introduced PSUs for our executives in 2022 that are eligible to vest based on substantial stock price hurdles to further enhance the performance orientation of the program.

Equity awards are central to our executive compensation program that is designed to promote fairness and consistency, maintain simplicity and provide rewards based on demonstrable performance. Equity ownership aligns the interests of our NEOs with the interests of our stockholders by enabling them to participate in the long-term appreciation of the value of our common stock. Additionally, equity awards provide an important tool for us to retain our NEOs, as awards are subject to vesting over a multi-year period and to continued service with the Company. Time-based awards granted to our NEOs in 2022 vest over three or four years, contingent on continued service and as noted above, we introduced PSUs for our executives, including our NEOs, in 2022. The majority of compensation for our executive officers is delivered in equity, and in the case of our CEO, his compensation is comprised entirely in equity that vests based on rigorous goals that if achieved would also represent significant returns for our stockholders.

2022 Performance Highlights

In 2022, we achieved several significant financial and operational results:

56.0M	**$2.2B**	**$2.9B**
AVERAGE DAUS	GAAP REVENUE	BOOKINGS*

49.3B	**$369.3M**
HOURS ENGAGED	OPERATING CASH FLOW

* For a reconciliation of GAAP Revenue to Bookings see section titled "Non-GAAP Financial Measures", within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations from pages 76-77 in our Annual Report on Form 10-K filed on February 28, 2023.

DAUs

We define a Daily Active User ("**DAU**") as a user who has logged in and visited Roblox through our website or application on a unique registered account on a given calendar day. We track DAUs as an indicator of the size of the audience engaged on our platform. We believe that the growth in DAUs reflects the increasing value of our platform. For additional discussion of the definition of DAUs, see the section titled "Special Note Regarding Operating Metrics", in our Annual Report on Form 10-K filed on February 28, 2023.



Hours Engaged

We define hours engaged as the time spent by our users on the platform, which includes time spent in experiences and also within features such as chat and avatar personalization. We believe that the growth in hours engaged reflects the increasing value of our platform. For additional discussion of the definition of Hours Engaged, see the section titled "Special Note Regarding Operating Metrics", in our Annual Report on Form 10-K filed on February 28, 2023.



ROBLOX

2022 Compensation Program Highlights

Highlights of our fiscal year 2022 compensation program for the NEOs and other executive officers were:

■ **CEO:** 100% of compensation is based on the 2021 Founder and CEO Long-Term Performance Award and requires substantial share price growth over a five-year performance period for vesting.

■ **Other NEOs:** Introduced PSUs for our executive officers to further align their pay with stockholder value creation.

Advisory Vote on Executive Compensation

In our proxy statement last year, we sought our first advisory vote from our stockholders regarding our executive officer compensation program and received a 93% favorable vote supporting the program. Our LDCC reviewed the final vote results of the advisory vote and, given the significant level of support, concluded that our executive compensation program provided a competitive performance package that incentivizes our NEOs and encourages their retention over the long-term. Our LDCC will continue to consider the outcome of our Say-On-Pay votes and our shareholder views when making compensation decisions for our NEOs.

Compensation Practices

What We Do	What We Don't Do
■ 100% independent director composition of the LDCC ■ Independent Compensation Advisors: The LDCC engages an independent compensation advisor, who provides no other services to the Company ■ A significant portion of compensation for NEOs is at-risk (and for our CEO, all compensation), and is tied to substantial performance of our stock price ■ Annual review of NEO compensation and peer group data ■ Double-trigger change in control arrangements ■ Assess the risk-reward balance of our compensation programs to mitigate undue risks ■ Robust stock ownership requirements apply to all executive officers and directors ■ Annual advisory vote on NEO compensation	■ No pension plans ■ No hedging or pledging of our stock by directors or employees ■ No excise tax gross-ups upon a change in control

Compensation-Setting Process

Annually, the LDCC reviews and considers decisions on base salary adjustments and refresh equity grants for our executive officers in the first and second quarter of the fiscal year. This allows the LDCC to consider the prior year's performance when making compensation decisions and will enable total compensation decisions to be made for all executives at the same time.

APPROVE

Set Current Year Pay

The LDCC, in consultation with our independent compensation consultant and our CEO review market data from our peer companies and technology industry survey data to assesses how our NEOs are paid relative to similarly situated companies.

- Our CEO and the LDCC consider the performance, criticality and trajectory of each executive officer, internal pay equity, and competitive market data and Company performance against strategic goals, and our CEO makes recommendations to the LDCC for salary levels and equity grants for the upcoming year for each executive officer (other than himself).

- Considering the CEO's recommendations and other factors described above, the LDCC reviews and approves base salary and equity awards for the upcoming compensation year.

- Subject to the LDCC's review from time to time, our CEO's salary is currently set at $0 and he does not receive any additional on-going compensation (for more detail see "*Compensation Discussion & Analysis—Elements of Executive Pay and 2022 Compensation—Base Salary*").

REVIEW

- The LDCC, in consultation with Frederic W. Cook & Co., Inc. ("**FW Cook**"), our independent compensation advisor, engages in a rigorous selection of comparable peers to inform compensation levels and program design. The LDCC endeavors to select companies we compete against for executive talent and are similar in size, scope and complexity.

- We also review our broader compensation philosophy and appropriateness of the incentive plans to assess their competitiveness with the market and alignment with our long-term strategy.



EVALUATE

- Throughout the year, we review changes in our business, market conditions and the scope of our executive officers' roles as well as all members of our broader management team. If a member of our management team is promoted to an executive officer level role during the year, we will revisit compensation for that person in connection with their promotion.

Roles and Responsibilities

Our compensation process is collaborative. The LDCC, FW Cook, other independent Board members, outside legal counsel, our management team and our CEO each provides valuable input and perspectives that are used to make executive compensation decisions. We believe this approach allows us to leverage the diverse experience and expertise of these groups for setting compensation levels, identifying appropriate metrics, and determining how value should be delivered to executive officers when performance expectations are met or exceeded.

LDCC	■ Is responsible for our overall compensation philosophy; ■ Reviews, approves, and determines, or makes recommendations to our Board regarding, the compensation of our management team, including our CEO and other NEOs; ■ Administers our equity compensation plans; ■ Establishes and reviews general policies and plans relating to compensation and benefits of our employees; ■ Reviews and approves non-employee director compensation; ■ Evaluates the performance, or assists in the evaluation of the performance, of our management team, including our CEO and other NEOs; ■ Periodically reviews and discusses with our Board the corporate succession and development plans for executive officers and certain key employees; and ■ Oversees and evaluates the performance of the compensation consultant.
Management	**Our CEO:** ■ Reviews the amount and structure of pay components (salary and long-term equity incentives) for members of our management team other than himself; ■ Identifies key targets and objectives, and negotiates sign-on pay packages and employment agreements for new members of our management team; ■ Considers market data presented by our compensation consultant and internal corporate data to determine executive officer pay recommendations for the LDCC; and ■ Evaluates the performance of our management team, including our NEOs, and reviews their performance with the LDCC when making recommendations to the LDCC. **Our human resources, finance and legal teams:** ■ Support the LDCC by providing data on market pay practices, internal labor force considerations, as well as internal employee sentiment and engagement; ■ Support the CEO with information on corporate and individual performance for NEOs and provides recommendations on other compensation matters; and ■ Present information and provide clarity on market data, but refrain from participating in discussions or final decisions on their own pay amount and structure.

Compensation Advisor	**Beginning in December 2020, the LDCC engaged FW Cook as its independent compensation advisor. FW Cook:**
	■ Attends meetings at the request of the LDCC, meets with the LDCC in executive session without management, and communicates with the LDCC regarding emerging issues and other matters; and
	■ Reviews and provides advice relating to:
	    ■ annual and long-term incentive plans, including degree to which incentive plans support business strategies and balance risk-taking with potential reward;
	    ■ peer group pay and performance comparisons;
	    ■ competitiveness of key executives' compensation;
	    ■ the design and amount of non-employee director compensation;
	    ■ design of other compensation and benefits programs; and
	    ■ preparation of public filings related to executive compensation, including CD&A and accompanying tables and footnotes.
	■ Does not provide any services to us other than the services provided to the LDCC and our Board.
	The LDCC assessed the independence of FW Cook, taking into account, among other things, the enhanced independence standards and factors set forth in Exchange Act Rule 10C-1 and the applicable listing standards of the NYSE, and concluded that FW Cook is independent and there are no conflicts of interest regarding the work that FW Cook performs for the LDCC.

Competitive Market Data

The LDCC assesses the competitiveness of each element of the executive officers' total direct compensation against our peer group as discussed below. This represents one of the many factors that the LDCC considers when it sets pay levels for our NEOs.

In developing the compensation peer group, the LDCC considered a number of factors, including:

- Scale and complexity (using revenue, earnings and market capitalization);
- Competitors for executive talent;
- Geography (preference for companies with significant talent presence in the San Francisco Bay Area); and
- Company business characteristics (for example, headquarter location, comparably sized high-growth technology companies, consumer facing technology companies, marketplace platforms, global operations, and other high growth indicators).

2022 PEER GROUP

When determining 2022 executive compensation, our LDCC reviewed and considered the compensation levels and practices of the below group of companies, with the advice of FW Cook. The selection of the below peer group was based on criteria that included our increased size and complexity following our unprecedented growth in 2021. In this review we added 12 new companies to our 2022 compensation peer group (Activision Blizzard, Autodesk, Block, Crowdstrike, eBay, Electronic Arts, OKTA, Roku, ServiceNow, Splunk, Twilio and Workday) based on the criteria noted above. We also removed 17 companies from our 2021 compensation peer group that did not fit within the updated criteria (Alarm.com, Box, CarGurus, Chegg, Dropbox, Etsy, Glu Mobile, Grubhub, Momentive (formerly SVMK), Redfin, Shutterstock, Stitch Fix, Trip Advisor, Take-Two, Yelp, Zillow and Zynga).

2022 PEER GROUP			
■ Activision Blizzard	■ DocuSign	■ OKTA	■ Splunk
■ Autodesk	■ eBay	■ Roku	■ Twilio
■ Block	■ Electronic Arts	■ ServiceNow	■ Twitter
■ Crowdstrike	■ Match	■ Snap	■ Workday

2023 PEER GROUP

In August 2022, the LDCC in consultation with FW Cook further reviewed our compensation peer group and selected the peer group below as the executive compensation peer group for 2023. The selection of the below peer group was based on criteria that included financial and other measures including our revenue and market capitalization. In this review we added three new companies to our 2023 compensation peer group (DoorDash, Dropbox and Unity Software) based on the criteria noted above. We also removed four companies from our 2022 compensation peer group that did not fit within the financial and other measurement criteria (Activision Blizzard, Block, eBay, and ServiceNow).

2023 PEER GROUP			
■ Autodesk	■ Dropbox	■ Roku	■ Twitter
■ CrowdStrike	■ Electronic Arts	■ Snap	■ Unity Software
■ Docusign	■ Match	■ Splunk	■ Workday
■ DoorDash	■ OKTA	■ Twilio	

While we do not establish compensation levels solely based on a review of competitive data, we believe market data is a meaningful input to our compensation policies and practices. When making its compensation decisions, the LDCC also considers a number of other factors, including: Company performance, each executive's impact and criticality to our strategy and mission, relative scope of responsibility and potential, individual performance and demonstrated leadership, and internal pay equity considerations. In addition, as part of our executive compensation planning process, the LDCC reviewed aggregated survey data, which provided additional context regarding executive compensation practices in the marketplace, drawn from a Radford Custom Compensation Survey.

We expect to review our peer group annually to reflect changes to our size and scale.

Principal Elements of Our Executive Compensation and 2022 Compensation

Base Salary

Except as noted below for our CEO, we use base salary to provide a fixed amount of compensation for our NEOs in exchange for their services. The LDCC recognizes the importance of base salaries for our executives other than our CEO as an element of compensation that helps to attract and retain highly qualified executive talent, particularly in light of the absence of a cash bonus opportunity for our executive officers.

Our CEO's salary remains at $0 given his Founder and CEO Long-Term Performance Award, which is intended to cover all direct compensation for our CEO through 2027.

In March 2022, our LDCC set base salaries for our other NEOs, to be effective April 1, 2022. In setting base salaries, our LDCC considered input from FW Cook, base salary practices and levels of our executive compensation peer group, internal parity, the overall compensation that each executive officer may potentially receive during his or her employment with us, individual performance and the roles and responsibilities of each of our executive officers. The below table reflects the base salary for each executive officer in 2021 and 2022.

Name	2021 Salary ($)	2022 Salary ($)[1]	Percent Change between 2021 and 2022
David Baszucki	0 [2]	0	0%
Michael Guthrie	550,000	650,000	18%
Barbara Messing	550,000 [3]	650,000	18%
Mark Reinstra	537,500 [3]	650,000	21%
Daniel Sturman	550,000	650,000	18%

[1] Represents each NEO's base salary as approved, effective April 1, 2022

[2] Mr. Baszucki's base salary was reduced from $800,000 to $0 in March 2021.

[3] Ms. Messing and Mr. Reinstra were not NEOs in fiscal year 2021.

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. Our equity award program is the primary vehicle used to differentiate compensation and for offering long-term incentives to our NEOs. Our equity-based incentives have historically been granted either in the form of stock options or RSUs. In 2022, we introduced PSUs as a portion of our executive compensation program for our executives, including each of our NEOs, other than our CEO. Each of our NEOs, other than our CEO, received approximately 20% of their 2022 annual equity award value in PSUs and 80% of their equity award value in time-based RSUs (not including their one-time RSU grants, as described further below). We believe that equity awards align the interests of our NEOs with our stockholders, provide our NEOs with incentives linked to long-term performance, and foster an ownership mentality. In addition, the long-term vesting period of our equity awards supports retention.

Generally, we intend to grant annual equity awards that are sized to be competitive, transparent and reflect the performance, contribution and criticality of roles in our Company. Our CEO annually reviews and considers external market data in addition to performance of the executives and proposes equity grants to the LDCC. The LDCC exercises its judgment and discretion, in consultation with our CEO and FW Cook. To determine the size and types of equity awards that it approves, the LDCC considers, among other things, the role and responsibility of the NEO, competitive factors, the vested and unvested value of the equity awards held by the NEO, and the NEO's total compensation.

In April 2022, the LDCC granted fiscal year 2022 annual equity awards in the form of PSUs and RSUs to the NEOs (other than our CEO) as shown below with vesting and other terms as described below.

Name	Intended Fiscal Year 2022 PSU Grant Value (at target) [1]	Intended Fiscal Year 2022 RSU Grant Value [2]	Total [1][2]
Michael Guthrie	$1,625,000	$6,500,000	$8,125,000
Barbara Messing	$1,250,000	$5,000,000	$6,250,000
Mark Reinstra	$1,125,000	$4,500,000	$5,625,000
Daniel Sturman	$1,625,000	$6,500,000	$8,125,000

[1] The grant date fair value of the PSU awards as stated in our Summary Compensation Table for Fiscal Year 2022 differs from the intended grant value at target for the PSU awards stated above because the number of shares granted under our PSU awards were determined by dividing the target and maximum value of the PSU award by the product of the 20 trading day average closing price of a share of the Company's Class A common stock as of March 31, 2022 and a Monte Carlo calculation as further described in footnote 1 to the Summary Compensation Table for Fiscal Year 2022.

[2] The grant date fair value of the RSU awards as stated in our Summary Compensation Table for Fiscal Year 2022 differs from the intended grant value for the RSU awards as stated above because the number of shares granted under our RSU awards were determined by dividing the intended value of the RSU award by the 20 trading day average closing price of a share of the Company's Class A common stock as of March 31, 2022.

Fiscal Year 2022 PSU Awards

Each of our NEOs, other than our CEO, received approximately 20% of their 2022 annual equity award value in PSUs, which are subject to pre-established significant performance-based vesting conditions and service-based vesting conditions as described below. The scheduled performance period for the PSUs is April 1, 2022 through March 31, 2025. The PSUs will become eligible to vest if and to the extent the performance goal is satisfied, and then will vest if the applicable service-based vesting requirements are satisfied. Between 0% and 200% of the target number of our PSUs will become eligible to vest based on the Company's stock price performance measured on the applicable measurement date, as described below and subject to the NEO's continued service on the applicable measurement date. Measurement dates will occur on April 1, 2024 (the "**Two-Year Measurement Date**"), and quarterly thereafter on July 1, 2024, October 1, 2024, January 1, 2025 and April 1, 2025 (each, a "**Quarterly Measurement Date**"). In order for any PSUs to become eligible to vest on the Two-Year Measurement Date, the Company's "**Stock Price**" must satisfy a "**Stock Price Hurdle**" (as set forth in the below table) during the trailing, consecutive twenty day trading period ending on the most recent trading day prior to the Two-Year Measurement Date (the "**Beginning Measurement Date**"). In order for any PSUs to become eligible to vest on a Quarterly Measurement Date, the Stock Price must satisfy a Stock Price Hurdle during any trailing, consecutive twenty trading day period between (and including) the Beginning Measurement Date and the day prior to the applicable Quarterly Measurement Date. The Company's Stock Price is measured using a trailing, consecutive twenty trading day average closing price to reward sustained performance and to mitigate against potential price volatility. Except as otherwise provided in the award agreement, earned PSUs will vest on the date that a Stock Price Hurdle is certified to have been achieved, subject to continued service through such certification date (or through the applicable measurement date if a participant's service is terminated without cause (as defined in the participant's change in control severance agreement)). Any PSUs that have not satisfied a Stock Price Hurdle immediately following the final certification date following the final Quarterly Measurement Date will be forfeited.

Achievement*	Stock Price Hurdles ($)	PSUs Eligible to Vest (% of Target)
Threshold	85.00	0%
	100.00	50%
Target	115.00	100%
	140.00	150%
Maximum	165.00	200%

* Linear interpolation determines the percentage of PSUs earned for achievement between the threshold and target and the target and maximum achievement points in this above table.

Except as otherwise provided in the award agreement, if a participant ceases to be a service provider for any reason before the end of the performance period, all unvested PSUs held by the participant are immediately forfeited. Upon a participant's qualifying termination without cause or an involuntary termination for good reason (as defined in the participant's change in control severance agreement) not in connection with a change in control, the PSUs will remain outstanding and will become eligible to vest as if the participant's service had not been terminated, including in the event of a change in control. If such qualifying termination occurs prior to the Two-Year Measurement Date, the number of PSUs that will vest on a certification date will be prorated based on the portion of the performance period that the NEO was a service provider to the Company.

If a change of control of the Company occurs before March 31, 2025, the performance period will be shortened and the number of PSUs eligible to vest will be determined as described in the table above, with the Company's Stock Price measured based on the per share deal price. If the change in control occurs prior to the Two-Year Measurement Date, any eligible PSUs will vest on the Two-Year Measurement Date, subject to the NEO remaining a service provider through such date. If the closing occurs on or following the Two-Year Measurement Date, the eligible PSUs will vest immediately prior to, but contingent upon, the closing, subject to the NEO remaining a service provider through the closing. If an NEO is terminated without cause or involuntarily terminated for good reason three months prior to or in the twelve months following a change in control, all eligible PSUs immediately vest.

Upon the death or disability of a PSU award participant prior to the Two-Year Measurement Date, 100% of the target number of shares subject to the PSU will vest immediately. Upon the death or disability of a PSU award participant on or following the Two-Year Measurement Date, 100% of the target number of shares subject to the PSU, reduced by that number of shares that previously vested will vest immediately (provided that in no event may more than 100% of the target number of shares vest upon a death or disability termination).

During 2022, our NEOs (other than our CEO) received the following PSU grants.

Name	Number of Shares of PSU Grant (at target)	Intended Fiscal Year 2022 PSU Grant Value (at target) [1]
Michael Guthrie	36,009	$1,625,000
Barbara Messing	27,700	$1,250,000
Mark Reinstra	24,930	$1,125,000
Daniel Sturman	36,009	$1,625,000

[1] The grant date fair value of the PSU awards as stated in our Summary Compensation Table for Fiscal Year 2022 differs from the intended grant value at target for the PSU awards as stated above because the number of shares granted under our PSU awards were determined by dividing the target and maximum value of the PSU award by the product of the 20 trading day average closing price of a share of the Company's Class A common stock as of March 31, 2022 and a Monte Carlo calculation as further described in footnote 1 to the Summary Compensation Table for Fiscal Year 2022 below.

Fiscal Year 2022 RSU Awards

Each of our NEOs, other than our CEO, received approximately 80% of their 2022 annual equity award value in time-based RSUs. 1/16th of the RSUs vested on May 20, 2022 and 1/16th of the RSUs vest each quarter thereafter over four years, subject to the participant's continued service through each vesting date.

During 2022, our NEOs (other than our CEO) received the following annual RSU grants.

Name	Number of Restricted Stock Units	Intended Fiscal Year 2022 RSU Grant Value [1]
Michael Guthrie	144,124	$6,500,000
Barbara Messing	110,864	$5,000,000
Mark Reinstra	99,778	$4,500,000
Daniel Sturman	144,124	$6,500,000

[1] The grant date fair value of the RSU awards as stated in our Summary Compensation Table for Fiscal Year 2022 differs from the intended grant value for the RSU as stated above because the number of shares granted under our RSU awards were determined by dividing the intended value of the RSU award by the 20 trading day average closing price of a share of the Company's Class A common stock as of March 31, 2022.

One-Time RSU Awards

In addition to our annual equity awards described above, in 2022 our LDCC granted one-time RSU awards to each of Ms. Messing, Mr. Reinstra and Mr. Sturman. Prior to our direct listing, new hires, including executives, generally received an initial new hire grant and a refresh grant on their second hire date anniversary. In connection with our direct listing and consistent with the competitive market in which we compete for talent, we began typically granting equity on an annual equity refresh plan. Due to the timing of our compensation cycle and because we did not want to issue grants "off cycle," Ms. Messing and Messrs. Reinstra and Sturman did not receive annual equity refresh grants in fiscal year 2021, despite their strong performance and leadership during the year. In April 2022, each of Ms. Messing and Messrs. Reinstra and Sturman received a one-time pro-rated RSU grant to compensate for service between their start date through April 2022. The one-time RSU award vested as to 5/16ths of the RSUs subject to the award on May 20, 2022 and as to 1/16th of the award on the next eleven quarterly vesting dates thereafter, subject to the NEOs continued employment through each vesting date. The quarterly vesting dates are each May 20, August 20, November 20 and February 20.

The below table summarizes the number of RSUs granted to each of Ms. Messing and Messrs. Reinstra and Sturman.

Name	Number of Restricted Stock Units	Intended One-Time RSU Grant Value [1]
Barbara Messing	58,203	$2,625,000
Mark Reinstra	112,250	$5,062,500
Daniel Sturman	151,330	$6,825,000

[1] The grant date fair value of the RSU awards as stated in our Summary Compensation Table for Fiscal Year 2022 differs from the intended grant value for the RSU awards as stated above because the number of shares granted under our RSU awards were determined by dividing the intended value of the RSU award by the 20 trading day average closing price of a share of the Company's Class A common stock as of March 31, 2022.

Founder and CEO Long-Term Performance Award

In February 2021, the LDCC granted the Founder and CEO Long-Term Performance Award, an RSU under our 2017 Plan to Mr. Baszucki, which would provide him the opportunity to earn a maximum number of 11,500,000 shares of our Class A common stock. The Founder and CEO Long-Term Performance Award was approved and ratified by our board of directors and our stockholders, including a majority of our disinterested stockholders (consisting of a majority of the total shares of Roblox preferred and common stock not owned, directly or indirectly, by David Baszucki and Gregory Baszucki). The Founder and CEO Long-Term Performance Award vests upon the satisfaction of a service condition and achievement of rigorous stock price goals, as described below. This award was granted in lieu of other compensation for Mr. Baszucki for the seven-year period from 2021 through 2027.

In determining the terms and conditions of the Founder and CEO Long-Term Performance Award, the LDCC in consultation with an independent compensation consultant, considered many factors in determining whether to grant the Founder and CEO Long-Term Performance Award and the size and terms of the award. The LDCC was intent on establishing an award that would align Mr. Baszucki's long-term interests with those of stockholders, would require significant and sustained Company performance, and discourages short-term risk taking to achieve short-term performance. The LDCC considered Mr. Baszucki's significant ownership percentage in the Company obtained primarily in connection with his founding of Roblox in 2004 and the amount of his ownership interests that were unvested as of the date of the grant in its deliberations of this award. Upon review of market data for similarly situated executives at comparable companies with an emphasis on the ownership percentage and equity value of founder chief executive officers at the time of an initial public offering, the LDCC believed that providing meaningful incentives for Mr. Baszucki to continue his leadership of Roblox as our CEO and to execute on his vision to further drive the growth of our business was of paramount importance.

Mr. Baszucki was particularly receptive to receiving the Founder and CEO Long-Term Performance Award as he believes that he should be rewarded only if significant long-term outperformance is delivered. The Founder and CEO Long-Term Performance Award was a welcome commitment from the LDCC and a show of faith in his abilities to lead Roblox into the future. Mr. Baszucki had informed our LDCC prior to the grant of the Founder and CEO Long-Term Performance Award that one of his many goals was to use the wealth that has been created through his ownership in Roblox as a means to promote many charitable causes in which he believes, and Mr. Baszucki had communicated his intent to donate the net proceeds of the Founder and CEO Long-Term Performance Award for philanthropic purposes.

In awarding Mr. Baszucki the Founder and CEO Long-Term Performance Award, the LDCC intended for it to be the exclusive direct compensation that Mr. Baszucki will receive through 2027. Mr. Baszucki did not receive any equity grants in 2022.

The Founder and CEO Long-Term Performance Award is entirely performance-based and eligible to vest based on our significant stock price performance over multiple, staggered performance periods with the first beginning on March 2, 2023, which is two years after the effective date of the Company's direct listing (the "**Effective Date**") and ending on March 2, 2028, which is the seventh anniversary of the Effective Date. A Company stock price hurdle is only eligible to be achieved from and after the commencement of the applicable performance period. The Founder and CEO Long-Term Performance Award is divided into seven tranches that are eligible to vest based on the achievement of significant stock price goals, each a Company Stock Price Hurdle, measured based on an average of our stock price over a consecutive 90-day trading period during the performance period as set forth below. Each Company Stock Price Hurdle represents a significant increase to the reference price published by the NYSE in connection with our direct listing.

Company Stock Price Hurdle	Number of RSUs Eligible to Vest	Performance Period Commencement Dates
$165.00	750,000	March 2, 2023
$200.00	750,000	March 2, 2024
$235.00	2,000,000	March 2, 2025
$270.00	2,000,000	March 2, 2026
$305.00	2,000,000	March 2, 2026
$340.00	2,000,000	March 2, 2026
$375.00	2,000,000	March 2, 2026

If our Company's stock price over a consecutive 90-day trading period fails to reach $165.00 prior to March 2, 2028, which is the seventh anniversary of the Effective Date, no portion of the Founder and CEO Long-Term Performance Award will vest. Further, any Company Stock Price Hurdle not achieved by March 2, 2028 will terminate and be cancelled for no additional consideration to Mr. Baszucki. Mr. Baszucki must remain employed by us as our CEO from the Effective Date through the date a Company Stock Price Hurdle is achieved to earn the RSUs associated with an applicable Company Stock Price Hurdle. Each vested RSU under the Founder and CEO Long-Term Performance Award will be settled in a share of our Class A common stock on the next company quarterly vesting date occurring on or after the date on which the RSU vests, regardless of whether Mr. Baszucki remains our CEO as of such date. Company quarterly vesting dates for this purpose are February 20, May 20, August 20, and November 20.

In the event of a change in control of Roblox before March 2, 2028, the Founder and CEO Long-Term Performance Award may be eligible to vest in additional tranche(s) of RSUs if the per share deal price in the change in control results in the achievement of an additional Company Stock Price Hurdle(s) that have not previously been achieved regardless of whether the performance period for a particular Company Stock Price Hurdle has commenced. In such case the tranche(s) of RSUs corresponding to that Company Stock Price Hurdle(s) will either vest immediately prior to the closing of the change in control to the extent the CEO employment requirement has been satisfied and the performance period with respect to a particular tranche had commenced prior to the date of the change in control, or if not, will become eligible to vest following the change of control subject to Mr. Baszucki's continuing services (in any capacity, not just that as CEO) through the date the performance period with respect to a performance period with respect to a particular tranche would have otherwise commenced, subject to any vesting acceleration provisions set forth in the 2017 Plan or the change in control severance agreement described below under the section titled *"Potential Payments upon Termination or Change in Control."* Additionally, in the event the change in control price falls between a Company Stock Price Hurdle that has been achieved (either before the change in control or as a result of the change in control) and one that has not, then a portion of that tranche of RSUs will vest based on a linear interpolation between each of these Company Stock Price Hurdles and the service requirement that will apply to this interpolated amount will be the date of commencement of the performance period for the immediate next Company Stock Price Hurdle that was not achieved. The Founder and CEO Long-Term Performance Award will terminate and be cancelled upon a change in control for any tranche of the award for which the Company Stock Price Hurdle (or portion thereof) is not achieved.

Additional Compensation Practices

Perquisites and Other Personal Benefits

Our NEOs are eligible to participate in the same benefits programs offered to all employees. In addition, NEOs as well as other senior executives entered into change in control and severance agreements with the Company.

Because of the high visibility of our Company and specific threats to Mr. Baszucki's safety arising from his position as our Company's visionary, founder and CEO, the Company conducted an independent security assessment, which identified specific risks and threats. Based on the results of this assessment, the LDCC previously approved the implementation of a formal security program.

We require these security measures for the Company's benefit because of the importance of Mr. Baszucki to Roblox, and we believe that the scope and costs of these security programs are appropriate and necessary. The LDCC evaluates these security programs at least annually, including a review of security professional assessments of safety threats and recommendations for the security programs. Under Mr. Baszucki's overall security program, we pay for costs related to personal security for Mr. Baszucki at his residences and during business travel, including the annual costs of security personnel for his protection and the procurement, installation and maintenance of certain security measures for his residences.

In addition, Mr. Baszucki uses private aircraft for business travel in connection with his overall security program. On certain occasions, Mr. Baszucki may be accompanied by family members or guests when using private aircraft. Although we do not consider Mr. Baszucki's overall security program to be a perquisite for his benefit for the reasons described above, as required under SEC rules, the costs related to personal security for Mr. Baszucki at his residences and during travel pursuant to his overall security program are reported as other compensation to Mr. Baszucki in the *"All Other Compensation" column of the Summary Compensation Table for Fiscal Year 2022"* below. The LDCC believes that these costs are appropriate and necessary in light of the threat landscape and the fact that Mr. Baszucki receives no annual salary or bonus payments, and is not expected to receive any salary, bonus or equity awards, or other incentive compensation until 2027.

We maintain a tax-qualified retirement plan that provides eligible employees, including the NEOs with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. In 2022, we made matching contributions into the 401(k) plan of 100% of the first 3% and 50% of the next 2% of compensation contributed by the participant with a true-up at the end of the year such that if the participant contributes 5% of his or her compensation, we will match 4%. Our matching contributions are 100% vested at the time of the match. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

We also provide all U.S. employees, including our NEOs other than our CEO, with the opportunity to purchase our common stock through payroll deductions at a 15% discount through our employee stock purchase plan ("**ESPP**"), a nondiscriminatory, tax-qualified plan. All employees, including our NEOs, are also eligible to participate in our charitable matching gift program.

Change in Control Severance Agreements

We have entered into a change in control severance agreement with each of our NEOs, pursuant to which our NEOs are eligible to receive severance benefits, as specified in and subject to the terms of the change in control severance agreement.

We believe that these protections serve our retention objectives by helping our NEOs maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of the Company. For more information, see the section titled "*Potential Payments upon Termination or Change in Control*".

Employment Agreements

In connection with and after the listing of our Class A common stock on the NYSE, we have entered into a confirmatory employment letter setting forth the terms and conditions of employment for each of our NEOs as described below.

DAVID BASZUCKI
We have entered into a confirmatory employment letter agreement with Mr. Baszucki. The letter agreement, as amended, does not have a specific term and provides that Mr. Baszucki is an at-will employee. Mr. Baszucki's 2022 annual base salary was $0.

MICHAEL GUTHRIE
We have entered into a confirmatory employment letter agreement with Mr. Guthrie. The letter agreement does not have a specific term and provides that Mr. Guthrie is an at-will employee. Mr. Guthrie's 2022 annual base salary was $650,000.

BARBARA MESSING
We have entered into a confirmatory employment letter agreement with Ms. Messing. The letter agreement does not have a specific term and provides that Ms. Messing is an at-will employee. Ms. Messing's 2022 annual base salary was $650,000.

MARK REINSTRA
We have entered into a confirmatory employment letter agreement with Mr. Reinstra. The letter agreement does not have a specific term and provides that Mr. Reinstra is an at-will employee. Mr. Reinstra's 2022 annual base salary was $650,000.

DANIEL STURMAN
We have entered into a confirmatory employment letter agreement with Mr. Sturman. The letter agreement does not have a specific term and provides that Mr. Sturman is an at-will employee. Mr. Sturman's 2022 annual base salary was $650,000.

Stock Ownership Guidelines

We maintain stock ownership guidelines for our executive officers, including our NEOs. The stock ownership guidelines provide that our CEO must maintain ownership throughout his tenure of a number of shares of our common stock equal to the greater of $6 million or the number of shares equivalent in value to six times his annual base salary. The guidelines also provide that each other executive officer must maintain ownership throughout his or her tenure as an executive officer of a number of shares equivalent in value to two times his or her annual base salary. Existing executive officers are expected to achieve the applicable level of ownership on or before May 11, 2027 and executive officers appointed after May 11, 2022 are expected to achieve the applicable level of ownership by their five-year anniversary of assuming the relevant position. Each of the NEOs, including our CEO, is in compliance with the stock ownership guidelines as of the date hereof.

Hedging and Pledging

We have established an Insider Trading Policy, which, among other things, prohibits all of our and our subsidiaries' employees, officers, directors, consultants and contractors from conducting short sales and engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our Class A common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our and our subsidiaries' employees, NEOs, directors, consultants and contractors are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Compensation Recovery Policies

The LDCC has not yet adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity-based incentive compensation paid to our NEOs or other employees where the payment was based on the achievement of financial results that were subsequently revised. Our LDCC intends to adopt a general compensation recovery policy after the NYSE adopts final rules implementing the requirements of Rule 10D-1 of the Exchange Act.

Compensation Risk Assessment

Since 2022, our management has begun to regularly assess and discuss with the LDCC our compensation programs, policies and practices for our employees as they relate to our risk management. In this regard, we undertake a risk review of our employee compensation programs, policies and practices (including our executive compensation program) each year to determine whether these programs, policies and practices contain features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten our value. Based upon this review, we believe that any risks arising from such programs, policies and practices are not reasonably likely to have a material adverse effect on us.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking.

A significant proportion of the compensation provided to most of our employees involves long-term incentive compensation in the form of equity awards that we believe are important to help further align our employees' interests with those of our stockholders. These equity awards directly tie their expectations of compensation to their contributions to the long-term value of our Company. We do not believe that these equity awards encourage unnecessary or excessive risk-taking given their multi-year vesting schedules or performance periods and since their ultimate value is tied to our stock price. Our executive officer stock ownership guidelines also help ensure that executive officers have significant value tied to long-term stock price performance. Additional controls such as the Code of Business Conduct and Ethics and related training help mitigate the risks of unethical behavior and inappropriate risk-taking.

Tax and Accounting Matters

The LDCC takes the applicable tax and accounting requirements into consideration in designing and overseeing our executive compensation program.

Generally, Section 162(m) of the Code limits the amount we may deduct from our federal income taxes for compensation paid to our CEO and Chief Financial Officer and certain other current executive officers that are "covered employees" within the meaning of Section 162(m) of the Code to $1 million per individual per year, subject to certain exceptions. In approving the amount and form of compensation for our NEOs in the future, the LDCC generally considers all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m) of the Code, as well as our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. The LDCC may authorize compensation payments that will or may not be deductible when we believe that such payments are appropriate to attract, retain or motivate executive talent.

We do not provide, and have no obligation to provide, any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. If any of the payments or benefits provided for under the change of control and severance agreements or otherwise payable to a NEO would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, he or she would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO.

Report of the Leadership Development and Compensation Committee

The Leadership Development and Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Leadership Development and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and Roblox's Annual Report on Form 10-K for the year ended December 31, 2022.

Leadership Development and
Compensation Committee

ANDREA WONG, CHAIR
CHRISTOPHER CARVALHO
ANTHONY P. LEE
GINA MASTANTUONO

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2022

The following table sets forth, for fiscal year 2022 and the two prior fiscal years, the compensation reportable for our NEOs, as determined under SEC rules.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Comp. Earnings ($)	All Other Compensation ($)	Total ($)
David Baszucki, Founder, President and Chief Executive Officer	2022	—[3]	—	—	—	—	—	1,141,723 [4]	1,141,723
	2021	136,364 [3]	—	232,185,000 [5]	—	—	—	465,027	232,786,391
	2020	532,954	8,042	—	6,204,750	—	—	29,362	6,775,108
Michael Guthrie, Chief Financial Officer	2022	625,000	—	7,764,813	—	—	—	—	8,389,813
	2021	550,000	—	6,930,000	—	—	—	8,262	7,488,262
	2020	512,500	—	—	748,380	—	—	1,245	1,262,125
Barbara Messing, Chief Marketing & People Experience Officer	2022	625,000	—	8,481,467	—	—	—	12,200 [6]	9,118,667
	2021	550,000	—	—	—	—	—	17,550	567,550
	2020	185,416	—	—	9,412,750	—	—	6,417	9,604,583
Mark Reinstra, General Counsel & Corporate Secretary	2022	625,000	—	10,213,616	—	—	—	12,200 [6]	10,850,816
Daniel Sturman, Chief Technology Officer	2022	625,000	—	14,287,136	—	—	—	12,200 [6]	14,924,336
	2021	550,000	—	—	—	—	—	17,684	567,684
	2020	489,931	—	—	4,001,120	—	—	11,400	4,502,451

[1] The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the NEOs in the fiscal years ended December 31, 2020, December 31, 2021, and December 31, 2022 as applicable, calculated in accordance with FASB ASC Topic 718. In the case of RSUs, the aggregate grant date fair value of the awards granted after our direct listing is determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date. Prior to the direct listing, the fair value of the shares of Class A common stock underlying the award was determined by our board of directors along with management by considering a number of objective and subjective factors including 409A reports by independent valuation advisors. In accordance with FASB ASC Topic 718, this amount does not take into account any estimated forfeitures related to service-vesting conditions. For the PSUs, other than the CEO Long-Term Performance Award, the fair value of the PSUs, was determined using a Monte Carlo simulation model assuming target performance. For each PSU, the Company estimated the expected term based on the time period from the valuation date to the end of the performance period, the risk free interest rate of 2.71% was based on the United States Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury Notes, the expected volatility of 65% was based on the historical stock volatility of selected peers over a period equivalent to the expected term of the PSUs and the expected dividend rate for the Company's stock was based on the then dividend rate of zero, consistent with the statement in our Annual Report on Form 10-K that we do not intend to pay cash dividends for the foreseeable future. The valuation assumptions used in determining the grant date fair value of the RSUs and PSUs are further described in the Note 1 and Note 12 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 28, 2023. The amounts reflect the accounting charge for the RSUs and PSUs and do not correspond to the actual economic value that may be received by the NEOs upon vesting or settlement of the RSUs. For information on the valuation assumptions for the CEO Long-Term Performance Award, please see footnote 5 to the Summary Compensation Table for Fiscal Year 2022 below.

[2] The amounts reported in this column represent the aggregate grant date fair value of the stock options awarded to the NEO in the fiscal years ended December 31, 2020 and December 31, 2021, as applicable, calculated in accordance with FASB ASC Topic 718. The aggregate grant date fair value of share-based awards for our stock option was estimated using the Black-Scholes option pricing model. Such grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are further set forth in the Note 1 and Note 12 to our Consolidated Financial Statements included our Annual Report on Form 10-K filed with the SEC on February 28, 2023. The amounts reported in this column reflect the accounting charge for these stock options and do not correspond to the actual economic value that may be received by the NEOs upon exercise of the stock options.

[3] Mr. Baszucki's annual salary was $800,000 until March 10, 2021, when it was reduced to $0.

[4] The amount includes $1,140,367 of security expenses for Mr. Baszucki pursuant to his overall security program as further described on under "Perquisites and Other Personal Benefits" and $1,347 of expenses related to media and software expenses and sundries provided in connection with company events and $8 of matching contributions under our 401(k) plan.

[5] The fair value of the CEO Long-Term Performance Award was determined using a Monte Carlo simulation model and assumes achievement of all performance targets. The fair value of the common stock underlying the award was determined by our board of directors along with management by considering a number of objective and subjective factors. The Company estimated the expected term based on the time period from the valuation date to the end of the performance period. The risk-free interest rate of 0.98% was based on the United States Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes. The expected volatility of 50% was derived from the historical stock volatility of selected peers over a period equivalent to the expected term of the CEO Long-Term Performance Award and the expected dividend rate for the Company's stock was based on the then dividend rate of zero, consistent with the statement in our Annual Report on Form 10-K that we do not intend to pay cash dividends for the foreseeable future. The valuation assumptions used in determining the grant date fair value of the CEO Long-Term Performance Award are further described in the Note 1 and Note 12 to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 28, 2023.

[6] The amounts reflects matching contributions under our 401(k) plan.

Grants of Plan-Based Awards in 2022

The following table shows all plan-based awards granted to our NEOs during fiscal year 2022:

| Name | Grant Date | Estimated Possible Payouts Under Equity Incentive Plan Awards[1] | | | All Other Stock Awards: Number of Units | Grant Date Fair Value of Stock Awards ($)[2] |
		Threshold (#)	Target (#)	Maximum (#)		
Michael Guthrie	4/8/2022				144,124 [3]	6,211,744
	4/8/2022	0	36,009	72,018 [4]		1,553,068
Barbara Messing	4/8/2022				110,864 [3]	4,778,238
	4/8/2022				58,203 [3]	2,508,549
	4/8/2022	0	27,700	55,399 [4]		1,194,679
Mark Reinstra	4/8/2022				99,778 [3]	4,300,432
	4/8/2022				112,250 [3]	4,837,975
	4/8/2022	0	24,930	49,859 [4]		1,075,209
Daniel Sturman	4/8/2022				144,124 [3]	6,211,744
	4/8/2022				151,330 [3]	6,522,323
	4/8/2022	0	36,009	72,018 [4]		1,553,068

[1] Amounts in the "Estimated Possible Payouts Under Equity Incentive Plan Awards" relate to potential payouts under the PSU awards granted in fiscal year 2022. The number of shares in the "Threshold" column represents the number of PSUs that would be eligible to vest upon achievement of the $85.00 stock price hurdle. The number of shares in the "Target" and "Maximum" columns represent the number of PSUs that would be eligible to vest upon achievement of a $115 stock price hurdle and a $165 stock price hurdle, respectively. Linear interpolation determines the percentage of PSUs that would be eligible to vest upon achievement between the threshold and target and the target and maximum achievement points. It is possible that Messrs. Guthrie, Reinstra and Sturman and Ms. Messing will realize zero compensation from these awards if those stock price targets are not met during the performance period.

[2] The amounts reported in this column represent the aggregate grant date fair value of the RSUs and PSUs granted to the NEO in the fiscal year ended December 31, 2022. The grant date fair value of the RSUs after our direct listing is determined by multiplying the number of units granted by the NYSE closing price of our Class A common stock on the grant date, in accordance with FASB ASC Topic 718. The grant date fair value of the PSUs was calculated using a Monte Carlo simulation model assuming target performance. For each PSU, the expected term was based on the time period from the valuation date to the end of the performance period, the risk free interest rate of 2.71% was based on the United States Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury Notes, the expected volatility of 65% was based on the historical stock volatility of selected peers over a period equivalent to the expected term of the PSUs and the expected dividend rate for the Company's stock was based on the then dividend rate of zero, consistent with the statement in our Annual Report on Form 10-K that we do not intend to pay cash dividends for the foreseeable future. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 28, 2023. The amounts reported in this column reflect the accounting cost for these PSUs and RSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEOs upon the vesting or settlement of the PSUs or RSUs or sale of the shares of common stock underlying such PSUs or RSUs, as applicable. The valuation assumptions used in determining the grant date fair value of the RSUs (including the PSUs) are further described the footnotes to the "Summary Compensation Table for Fiscal Year 2022" above.

[3] The RSUs are subject to time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2022 Year-End Table" below.

[4] The PSUs are subject to performance and time-based vesting, as described in the footnotes to the "Outstanding Equity Awards at 2022 Year-End Table" below.

Outstanding Equity Awards at 2022 Year-End

The following table sets forth information regarding outstanding equity incentive plan awards held by our NEOs as of December 31, 2022:

Name	Grant Date	Options Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
David Baszucki	3/21/2016 [4]	4,184,730	—	0.0759	3/21/2026	—	—	—	—
	10/20/2017 [5]	1,641,476	—	0.53	10/19/2027	—	—	—	—
	1/23/2019 [6]	2,447,916	52,084	3.345	1/22/2029	—	—	—	—
	1/24/2020 [7]	1,822,916	677,084	3.405	1/23/2030	—	—	—	—
	2/21/2021 [8]	—	—	—	—	—	—	11,500,000	327,290,000
Michael Guthrie	2/5/2018 [5]	1,672,390	—	0.53	2/4/2028	—	—	—	—
	1/19/2020 [9]	212,500	87,500	3.405	1/18/2030	—	—	—	—
	3/16/2021 [10]	—	—	—	—	52,500	1,494,150	—	—
	4/8/2022 [11]	—	—	—	—	117,101	3,332,694	—	—
	4/8/2022 [12]	—	—	—	—	—	—	36,009	1,024,816
Barbara Messing	8/31/2020 [13]	161,093	239,584	5.21	8/31/2030				
	4/8/2022 [11]	—	—	—	—	90,077	2,563,591	—	—
	4/8/2022 [12]	—	—	—	—	—	—	27,700	788,342
	4/8/2022 [14]	—	—	—	—	32,739	931,752	—	—
Mark Reinstra	12/9/2019 [15]	304,396	200,000	3.405	12/8/2029	—	—	—	—
	4/8/2022 [11]	—	—	—	—	81,070	2,307,252	—	—
	4/8/2022 [12]	—	—	—	—	—	—	24,930	709,508
	4/8/2022 [14]	—	—	—	—	63,141	1,796,993	—	—
Daniel Sturman	1/19/2020 [16]	378,966	433,333	3.405	1/18/2030	—	—	—	—
	4/8/2022 [11]	—	—	—	—	117,101	3,332,694	—	—
	4/8/2022 [12]	—	—	—	—	—	—	36,009	1,024,816
	4/8/2022 [14]	—	—	—	—	85,123	2,422,601	—	—

[1] Amount reflects all previous forward stock splits effected prior to our direct listing.

[2] This column represents the fair market value of a share of our Class A common stock on the date of the grant, as determined by the administrator of the 2004 Plan or the 2017 Plan, as applicable.

[3] This column represents the fair market value of the shares underlying the RSUs or PSUs as of December 31, 2022, based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $28.46 on December 31, 2022.

[4] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2004 Plan and a stock option agreement thereunder. The shares of our Class A common stock underlying the option are fully-vested.

[5] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares of our Class A common stock underlying the option are fully-vested.

[6] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2019, subject to continued service to the Company as of each vesting date.

[7] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 1, 2020, subject to continued service to the Company as of each vesting date.

[8] This award is subject to both a service condition and a performance condition. Values included in the Number of Unearned Shares that Have Not Vested and Market or Payout Value of Unearned Shares Not Vested columns include the maximum values for number of shares and market value (i.e. calculated assuming that all Company stock price hurdles have been met). For additional information, including vesting, relating to this award, please see the section titled "Executive Compensation-Founder and CEO Long-Term Performance Award" above.

[9] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/48th of the shares vest in equal monthly installments beginning on March 5, 2020, subject to continued service to us as of each vesting date.

[10] The RSUs vest as follows: (i) 9,375 RSUs vested on August 20, 2021, (ii) 78,750 RSUs vest in 14 equal quarterly installments through February 20, 2025, and (iii) 1,875 RSUs vest on May 20, 2025, subject to continued service to the Company as of each vesting date.

[11] Amount represents shares of our Class A common stock subject to awards of RSUs pursuant to the terms and conditions of our 2020 Plan and RSU agreement thereunder. The remaining unvested RSUs vest in equal quarterly installments through February 20, 2026, subject to the participant's continued service through each vesting date, as described in further detail above under "*Fiscal Year 2022 RSU Awards*".

[12] Represents shares of our Class A common stock subject to awards of PSUs granted under our 2020 Plan. The number of shares in the "Number of Unearned Shares, Units or Other Rights that Have Not Vested" column represents the number of PSUs that would be eligible to vest upon achievement of the $115 Stock Price Hurdle (representing achievement of 100% of the target PSUs). Between 0% and 200% of the target PSUs are eligible to vest, based on the Company's stock price performance on the applicable measurement date, subject to the grantee's continued service on the applicable Two-Year Measurement Date or Quarterly Measurement Date, as described in further detail above under "*Fiscal Year 2022 PSU Awards*".

[13] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. 1/4th of the shares subject to the stock option vested on August 31, 2021, and 1/48th of the shares vest in equal monthly installments thereafter, subject to continued service to us as of each vesting date.

[14] The RSUs vested as to 5/16ths of the award on May 20, 2022 and vest as to 1/16th of the award on the next eleven quarterly vesting dates thereafter. The quarterly vesting dates are each May 20, August 20, November 20 and February 20.

[15] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on December 4, 2019, subject to continued service to us as of each vesting date.

[16] Amount reflects shares of our Class A common stock subject to a stock option granted pursuant to the terms and conditions of our 2017 Plan and a stock option agreement thereunder. The shares subject to the stock option vest in 48 monthly installments beginning on January 17, 2020, subject to continued service to us as of each vesting date.

Option Exercises and Stock Vested in 2022

The following table sets forth information regarding options exercised and stock awards vested and value realized upon vesting, by our NEOs during fiscal year 2022:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[2]**
David Baszucki	1,100,000	40,211,710	—	—
Michael Guthrie	45,000	3,684,636	49,523	1,830,741
Barbara Messing	19,193	535,869	46,251	1,579,882
Mark Reinstra	41,868	2,582,900	67,817	2,291,439
Daniel Sturman	29,368	1,315,833	93,230	3,152,887

[1] The aggregate value realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our Class A common stock on the date of exercise and the aggregate exercise price of the option.

[2] The aggregate value realized upon the vesting and settlement of an RSU represents the aggregate market price of the shares of our Class A common stock on the date of settlement.

Potential Payments upon Termination or Change in Control

Our NEOs are eligible for certain payments and benefits in the event of their termination of employment under specified circumstances. These payments and benefits are described in further detail below. The following table and the narrative that follows provide information concerning the estimated payments and benefits that could be provided in the termination circumstances described below, assuming that the relevant termination took place on December 31, 2022.

Name	Base Salary ($)	Qualifying Termination without Change in Control			Total ($)
		Cash Bonus ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	
David Baszucki	1,200,000	—	16,967,465 [2]	41,694	18,209,159
Michael Guthrie	650,000	—	3,544,917 [3]	27,796	4,222,713
Barbara Messing	650,000	—	4,545,106 [3]	27,796	5,222,902
Mark Reinstra	650,000	—	6,519,608 [3]	—	7,169,608
Daniel Sturman	650,000	—	12,124,141 [3]	21,529	12,795,670

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the NYSE, of $28.46 on December 31, 2022 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU is based on the closing price of our Class A common stock, as reported on the NYSE, of $28.46 on December 31, 2022, multiplied by the number of accelerating RSUs.

[2] The amount of shares subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2022.

[3] The PSUs are not included because the PSU Stock Price Hurdles were not achieved as of December 31, 2022. However the PSUs will remain outstanding through the performance period end date and the number of PSUs that become Eligible Units will be measured as if the NEO's employment had not terminated.

Name	Base Salary ($)	Qualifying Termination with Change in Control			Total ($)
		Cash Bonus ($)	Value of Accelerated Equity Awards ($)[1]	Value of Benefits ($)	
David Baszucki	1,600,000	—	18,272,429 [2]	41,694	19,914,123
Michael Guthrie	975,000	—	7,019,157 [3]	27,796	8,021,953
Barbara Messing	975,000	—	9,065,671 [3]	27,796	10,068,467
Mark Reinstra	975,000	—	9,115,245 [3]	—	10,090,245
Daniel Sturman	975,000	—	16,612,453 [3]	21,529	17,608,982

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the NYSE, of $28.46 on December 31, 2022 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU is based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $28.46 on December 31, 2022, multiplied by the number of accelerating RSUs.

[2] The amount of shares subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2022.

[3] The PSUs are not included because the PSU Stock Price Hurdles were not achieved as of December 31, 2022.

Name	Death
	Value of Accelerated Equity Awards ($)[1]
David Baszucki	18,272,429 [2]
Michael Guthrie	8,043,973 [3]
Barbara Messing	9,854,013 [3]
Mark Reinstra	9,824,753 [3]
Daniel Sturman	17,637,269 [3]

[1] The aggregate value shown for the acceleration of an option represents the difference between the closing price of our Class A common stock, as reported on the NYSE, of $28.46 on December 31, 2022 and the exercise price of the option, multiplied by the number of accelerating shares. The aggregate value shown for the acceleration of an RSU is based on the closing price of our Class A common stock, as reported on the NYSE, of $28.46 on December 31, 2022, multiplied by the number of accelerating RSUs.

[2] The amount of shares subject to the Founder and CEO Long-Term Performance Award is not included because the Company Stock Price Hurdles were not achieved as of December 31, 2022.

[3] The PSUs are included assuming target performance as of December 31, 2022.

Change in Control and Severance Agreements

We have entered into a change in control severance agreement with each of our NEOs that provides for the severance and change in control benefits as described below. Each change in control severance agreement supersedes any prior agreement or arrangement the NEO may have had with us that provides for severance and/or change in control payments or benefits.

Each change in control severance agreement will terminate on the date that all of the obligations of the parties to the change in control severance agreement have been satisfied.

If a NEO's employment is terminated outside the period beginning three months before a change in control and ending 12 months following a change in control, or the change in control period, either (i) by us (or any of our subsidiaries) without "cause" (and other than by reason of death or disability) or (ii) by the NEO for "good reason" (as such terms are defined in the NEO's change in control severance agreement), the NEO will receive the following benefits if he or she timely signs and does not revoke a release of claims in our favor:

- a lump-sum payment equal to 12 months (or, in the case of Mr. Baszucki, 18 months) of the NEO's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction), or, in the case of Mr. Baszucki, calculated based on his base salary as in effect immediately prior to the time his salary was reduced to $0;
- payment of premiums for coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or COBRA, for the NEO and the NEO's eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and
- accelerated vesting and exercisability (as applicable) of outstanding equity awards for 12 months if the NEO has been continuously employed by us for 12 or more months, or accelerated vesting and exercisability (as applicable) of the outstanding equity awards for the number of months the NEO has been employed by us if the NEO has been employed by us for 3 months or more, but less than 12 months. Such acceleration will not apply to the CEO Long-Term Performance Award or the PSUs.

If, within the change in control period, the NEO's employment is terminated either (i) by us (or any of our subsidiaries) without cause (and other than by reason of death or disability) or (ii) by the NEO for good reason, the NEO will receive the following benefits if the NEO timely signs and does not revoke a release of claims in our favor:

- a lump-sum payment, less applicable withholdings, equal to the sum of (x) 18 months (or, in the case of Mr. Baszucki, 24 months) of the executive's annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction or if greater, at the level in effect immediately prior to the change in control), or in the case of Mr. Baszucki, calculated based on his base salary as in effect immediately prior to the time his salary was reduced to $0, and (y) a pro-rated portion of 100% of the executive's target annual bonus as in effect for the fiscal year in which the termination occurs, with such pro-ration based on the number of days that have elapsed from the start of the fiscal year in which the termination occurs and the termination date;
- payment of premiums for coverage under COBRA for the NEO and the NEO's eligible dependents, if any, for up to 12 months (or, in the case of Mr. Baszucki, 18 months), or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate, or be subject to an excise tax under, applicable law; and
- 100% accelerated vesting and exercisability (as applicable) of all outstanding equity awards and, in the case of an equity award with performance-based vesting unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria generally will be deemed achieved at 100% of target levels. Such acceleration will not apply to the PSUs.

Additionally, Ms. Messing's change in control severance agreement provides that if Ms. Messing terminates her employment without good reason, Ms. Messing will receive a lump-sum payment, less applicable withholdings, equal to 12 months of Ms. Messing's annual base salary as in effect immediately prior to such termination, provided Ms. Messing timely signs and does not revoke a release of claims in our favor.

If any of the amounts provided for under these change in control severance agreements or otherwise payable to our NEOs would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, the NEO would be entitled to receive either full payment of benefits under his or her change in control severance agreement or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the NEO. The change in control severance agreements do not require us to provide any tax gross-up payments.

Founder and CEO Long-Term Performance Award

A detailed discussion of the treatment of the Founder and CEO Long-Term Performance Award upon a change in control can be found under "*Long-Term Incentive Compensation – Founder and CEO Long-Term Performance Award*".

PSU Awards

A detailed discussion of the treatment of the PSUs upon a change in control, death or disability can be found under "*Long-Term Incentive Compensation – Fiscal Year 2022 PSU Awards*".

Equity Acceleration Death Benefit

The LDCC has approved an Equity Award Death Acceleration Policy, pursuant to which if an employee, including our NEOs, ceases to be an employee as a result of the employee's death, then 100% of the then-unvested portion of each of the employee's outstanding equity awards will immediately vest and become fully exercisable. Such acceleration will not apply to the CEO Long-Term Performance Award or the PSUs. A detailed discussion of the treatment of the PSUs upon death can be found under "*Long-Term Incentive Compensation – PSU Awards*".

CEO Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our CEO and the annual total compensation of our median employee (excluding our CEO) for our last completed fiscal year, which ended December 31, 2022:

As set forth in the Summary Compensation Table for Fiscal Year 2022, our CEO's annual total compensation for fiscal year 2022 was $1,141,723. Our median employee's annual total compensation was $315,140, resulting in a CEO pay ratio of 3.62:1. In calculating the CEO pay ratio, the SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported CEO pay ratio may not be comparable to CEO pay ratios reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their CEO pay ratios.

The pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described herein. We identified our employee population as of October 15, 2022, which is a date within the last three months of our last completed fiscal year, including our consolidated subsidiaries. Second, we collected and calculated salary information for the employee population for the twelve months trailing October 15, 2022 as our "consistently applied compensation measure". We annualized the salaries of the employees that were not employed by the Company for the full twelve months. Finally, we identified the median compensated employee and calculated her or his total compensation consistent with the compensation for our CEO in accordance with SEC rules and as reflected in the Summary Compensation Table for Fiscal Year 2022. We did not exclude any non-U.S. employees in calculating our pay ratio or any employees that became our employees as a result of a business combination or acquisition in 2022. Compensation paid in foreign currency was converted to U.S. dollars using average foreign exchange rates for the three months ending December 31, 2021. In determining the median total compensation of all employees, we did not make any cost-of-living adjustments to the compensation paid to any employee outside of the U.S.

ROBLOX   58

Pay Versus Performance

The SEC released its final set of rules regarding the mandated "Pay Versus Performance" ("**PVP**") disclosure on August 24, 2022. In accordance with the SEC's new PVP rules, below is the tabular disclosure for the CEO, and the average NEO for reporting years 2022 and 2021, the year the Company first became a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act.

Pay Versus Performance

Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO [2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs [2] (e)	Value of Initial Fixed $100 Investment Based on:		Net Income ($Millions) [4] (h)
					Total Shareholder Return ("TSR") (f)	Peer Group Total Shareholder Return [3] (g)	
2022	$1,141,723	($574,303,416)	$10,821,328	($24,933,327)	$41	$97	($934)
2021	$232,786,391	$744,614,451	$17,782,544	$62,958,728	$148	$135	($503)

[1] The PVP table reflects required disclosures for fiscal years 2022 and 2021, the year the Company first became a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act. The Principal Executive Officer ("**PEO**") in both reporting years is David Baszucki. The non-PEO NEOs in the 2022 reporting year are Michael Guthrie, Daniel Sturman, Barbara Messing and Mark Reinstra. The non-PEO NEOs in the 2021 reporting year are Michael Guthrie, Daniel Sturman, Manuel Bronstein, and Craig Donato.

[2] "Compensation Actually Paid" ("**CAP**") is calculated by taking Summary Compensation Table total compensation: a) less the stock award and stock option grant values; b) plus the year over year change in the fair value of stock and option awards that are unvested as of the end of the year, or vested or were forfeited during the year. The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. Reconciliation of the Summary Compensation Table total compensation and CAP is summarized in the following table:

	PEO[(i)(ii)(iii)]	
Fiscal Year	**2021**	**2022**
SCT Total Compensation	$232,786,391	$1,141,723
- Stock and Option Award Values Reported in SCT for the Covered Year	($232,185,000)	$0
+ Fair Value of Outstanding Unvested Stock and Option Awards Granted in Covered Year	$562,902,500	$0
+ Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years	$124,170,175	($505,206,983)
+ Fair Value of Stock and Option Awards Granted in Covered Year that Vested	$0	$0
+ Change in Fair Value of Stock and Option Awards from Prior Years that Vested in Covered Year	$56,940,386	($70,238,155)
- Fair Value of Stock and Option Awards Forfeited during the Covered Year	$0	$0
Compensation Actually Paid	**$744,614,451**	**($574,303,416)**

	Average Non-NEO PEO[(i)(ii)(iii)]	
Fiscal Year	**2021**	**2022**
SCT Total	$17,782,544	$10,821,328
- Stock and Option Award Values Reported in SCT for the Covered Year	($17,250,250)	($10,186,758)
+ Fair Value of Outstanding Unvested Stock and Option Awards Granted in Covered Year	$21,196,156	$4,768,744
+ Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years	$22,690,135	($18,691,504)
+ Fair Value of Stock and Option Awards Granted in Covered Year that Vested	$3,744,929	$1,994,756
+ Change in Fair Value of Stock and Option Awards from Prior Years that Vested in Covered Year	$14,795,214	($13,639,893)
- Fair Value of Stock and Option Awards Forfeited during the Covered Year	$0	$0
Compensation Actually Paid	**$62,958,728**	**($24,933,327)**

i. The fair value of performance share units used to calculate CAP was determined using a Monte Carlo simulation valuation model, in accordance with FASB ASC 718. The fair value of restricted stock units used to calculate CAP was determined using the grant date fair value, in accordance with FASB ASC 718.

ii. The fair value of option awards used to calculate CAP was determined using the Black-Scholes option pricing model, in accordance with FASB 718.

iii. Due to rounding, the total Compensation Actually Paid may not be the precise value obtained by adding and subtracting the numbers in the column.

[3] The peer group index is comprised of the S&P 500 Information Technology Index, which is the industry line peer group reported in our Annual Report on Form 10-K filed with the SEC on February 28, 2023.

[4] Represents the Company's consolidated net loss, which includes the loss attributable to its noncontrolling interest.

The PVP rules require the Company to provide information regarding a "Company-selected measure" which in the Company's assessment, represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our NEOs in fiscal year 2022 to our performance. The Company has not included a "Company-selected-measure" because the most important financial performance measure used by the Committee to link compensation actually paid to our NEOs in fiscal year 2022 to Company performance is our stock price, which is reflected in our TSR that is required to be disclosed in the table above.

Most Important Metric Used for Linking Pay and Performance

As discussed above, the most important financial performance measure the Committee used to link executive compensation to performance in 2022 was stock price, which is reflected in our TSR shown in the table above.

In addition to stock price, compensation decisions are made each year taking into account a number of other factors. Target pay levels are primarily set based on individual performance, scope of responsibility, and an annual assessment of pay competitiveness within the market, but aside from stock price, no additional financial performance measures were used by the Company to link compensation actually paid to our NEOs in fiscal year 2022 to our performance.

Relationship between CAP and TSR

The graph below reflects the relationship between the PEO and Average Non-PEO NEO CAP for the reporting year and the Company and S&P 500 Information Technology Index cumulative indexed TSR between March 10, 2021 (the date that our Class A common stock commenced trading on the NYSE) through December 31, 2022:



Relationship between CAP and Net Income (GAAP)

The graph below reflects the relationship between the PEO and Average Non-PEO NEO CAP and the Company's GAAP Net Income for the applicable reporting year. The Company's GAAP Net Income represents the Company's consolidated net loss, which includes the loss attributable to its noncontrolling interest.



Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2022. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	93,827,674 [2]	$ 2.85 [3]	71,027,675 [4]

[1] Includes the 2004 Plan, the 2017 Plan, the 2020 Plan, and the 2020 Employee Stock Purchase Plan, or the ESPP. The 2004 Plan was terminated effective January 19, 2017, and the 2017 Plan was terminated effective March 2, 2021.

[2] Includes 51,590,528 shares subject to stock options, 30,322,579 shares subject to RSUs, and 11,914,567 shares subject to PSUs that were outstanding as of December 31, 2022 that were issued under the 2004 Plan, the 2017 Plan or the 2020 Plan, as applicable. The number of shares subject to PSUs outstanding in the table above reflect shares that would be eligible to vest at 100% of target for the CEO Long-Term Performance Award and at maximum (200% of target) for the remaining PSUs, for which the performance achievement had not yet been determined as of December 31, 2022. This number excludes purchase rights accruing under the ESPP.

[3] RSUs and PSUs, which do not have an exercise price, are excluded in the calculation of weighted-average exercise price. No options were granted during the fiscal year ended December 31, 2022.

[4] As of December 31, 2022, an aggregate of 59,944,777 shares of Class A common stock were available for issuance under the 2020 Plan and an aggregate of 11,093,277 shares of Class A common stock were available for issuance under the ESPP. The 2020 Plan provides that on the first day of each year beginning on January 1, 2022, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 75,000,000 shares, (ii) 5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, and (iii) such other amount as our Board may determine. The ESPP provides that on the first day of each year beginning on January 1, 2022, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 15,000,000 shares, (ii) 1% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, and (iii) such other amount as our Board may determine. On January 1, 2023, the number of shares of Class A common stock available for issuance under the 2020 Plan increased by 30,233,680 shares pursuant to this provision and the number of shares of Class A common stock available for issuance under the ESPP increased by 6,046,736 shares. The increases are not reflected in the table above.

ITEM 3:

Ratification of the Independent Registered Public Accounting Firm



THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our ACC has appointed Deloitte & Touche LLP, an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2023. Deloitte & Touche LLP has served as our independent registered public accounting firm since 2019.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Our ACC is submitting the appointment of Deloitte & Touche LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Deloitte & Touche LLP, and even if our stockholders ratify the appointment, our ACC, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our ACC believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Deloitte & Touche LLP, our Board may reconsider the appointment. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

Vote Required

The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

Report of the Audit and Compliance Committee

The Audit and Compliance Committee is a committee of our board of directors comprised solely of independent directors as required by the listing standards of the NYSE and the rules and regulations of the SEC. The composition of the Audit and Compliance Committee, the attributes of its members and the responsibilities of the Audit and Compliance Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. With respect to Roblox's financial reporting process, Roblox's management is responsible for (1) establishing and maintaining internal controls and (2) preparing Roblox's consolidated financial statements. Roblox's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of Roblox's consolidated financial statements and the effectiveness of Roblox's internal control over financial reporting. It is the responsibility of the audit and compliance committee to oversee these activities. It is not the responsibility of the Audit and Compliance Committee to prepare Roblox's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit and compliance committee has:

- reviewed and discussed the audited consolidated financial statements with management and Deloitte & Touche LLP;
- discussed with Deloitte & Touche the matters required to be discussed by applicable requirements of the PCAOB and the SEC; and
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit and compliance committee concerning independence and has discussed with Deloitte & Touche LLP its independence.

Based on the Audit and Compliance Committee's review and discussions with management and Deloitte & Touche LLP, the Audit and Compliance Committee recommended to our board of directors that the audited financial statements be included in Roblox's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

Respectfully submitted by the members of the Audit and Compliance Committee of the Board:

GINA MASTANTUONO (CHAIR)
CHRISTOPHER CARVALHO
ANDREA WONG

This report of the Audit and Compliance Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("**Securities Act**"), or under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Audit and Non-Audit Fees

The following table presents fees (in thousands) for professional audit services and other services rendered to our company by Deloitte & Touche LLP for our fiscal years ended December 31, 2021 and 2022.

	2021	2022
Audit Fees[1]	$ 2,393	$ 3,800
Audit-Related Fees[2]	340	-
Tax Fees[3]	204	298
All Other Fees[4]	2	2
Total Fees	$ 2,939	$ 4,100

[1] Consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements and effectiveness of internal controls over financial reporting, reviews of our quarterly condensed consolidated financial statements, and services rendered in connection with the filing of our registration statement on Form S-8 and other statutory and regulatory filings or engagements. For the fiscal year ended December 31, 2021, this category also included fees for services provided in connection with our direct listing completed in 2021 and other nonrecurring transactions.

[2] Consist of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included in the fees reported in the table above under "Audit Fees." No audit-related fees were incurred during fiscal 2022. For the fiscal year ended December 31, 2021 this primarily consists of fees for services provided in connection with preparation for compliance with Section 404 the Sarbanes-Oxley Act of 2002 and debt offering comfort letter for the offering of our senior notes due 2030 issued in October 2021.

[3] Consist of fees for professional services primarily for tax compliance, tax advice, tax planning and transfer pricing.

[4] Consist of software subscription fees.

Pre-Approval Policies and Procedures

Our ACC has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our ACC is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by Deloitte & Touche LLP for our fiscal year ended December 31, 2021 and December 31, 2022, respectively, were pre-approved by our ACC. During the fiscal year ended December 31, 2022, none of the total hours expended on the Company's financial audit by Deloitte & Touche LLP were provided by persons other than Deloitte & Touche LLP's full-time permanent employees.

Transactions with Related Persons

Policies and Procedures for Related Person Transactions

Our ACC has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A common stock or Class B common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our ACC charter provides that our ACC shall review and approve or disapprove any related party transactions.

Under this policy, all related person transactions may be consummated or continued only if approved or ratified by our ACC. In determining whether to approve or ratify any such proposal, our ACC will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related person's interest in the transaction.

The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee, other than an executive officer or director, or beneficial owner of less than 10% equity interest of that company, if the aggregate amount involved does not exceed the greater of $200,000 or 2% of the recipient's consolidated gross revenues, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related person's only relationship is as an employee, other than an executive officer or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and (vii) any indemnification or advancement of expenses made pursuant to our charter or bylaws and any agreement.

Transactions with Related Persons in Fiscal Year 2022

We enter into ordinary course commercial dealings with companies that we consider arms-length on terms that are consistent with similar transactions with similar vendors. The ACC has determined that none of our directors had or currently has any direct or indirect material interest in the transaction described below:

Ms. Mastantuono, one of our directors, serves as the Chief Financial Officer of ServiceNow, Inc., which is a vendor. We recognized approximately $1.4 million in expenses payable to ServiceNow, Inc. or its subsidiaries in 2022.

Additionally, a child of Mr. David Baszucki was hired in August 2022 and a child of Mr. Reinstra has been offered employment at the Company, expected to commence in Fall 2023. The ACC approved the employment of each of these individuals. The employment terms for each of these individuals is consistent with the compensation of similarly situated newly hired employees. The annual compensation for each of these individuals in these entry-level engineering and product management positions consists of annual cash base salary of less than $170,000 and a standard new-hire RSU grant with an intended value of less than $275,000 which vests over three years.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2023 for:

- each of our directors;
- each of our NEOs;
- all of our current directors and executive officers as a group; and
- each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our common stock on 557,568,010 shares of our Class A common stock and 51,337,302 shares of our Class B common stock outstanding as of February 28, 2023. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2023 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of February 28, 2023 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner is c/o Roblox Corporation, 970 Park Place, San Mateo, California 94403. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Shares beneficially owned				
	Class A		Class B[†]		Total Voting
	Shares	%	Shares	%	%+
Named Executive Officers and Directors:					
David Baszucki[(1)]	12,026,428	2.1%	51,337,302	100.0	65.1%
Michael Guthrie[(2)]	1,942,358	*	—	—	*
Barbara Messing[(3)]	248,180	*	—	—	*
Mark Reinstra[(4)]	642,607	*			*
Daniel Sturman[(5)]	909,833	*			*
Gina Mastantuono[(6)]	9,294	*	—	—	*
Gregory Baszucki[(7)]	14,147,788	2.5%	—	—	*
Christopher Carvalho[(8)]	1,514,845	*	—	—	*
Anthony P. Lee[(9)]	84,066,612	15.1%	—	—	5.3%
Andrea Wong[(10)]	33,368	*	—	—	*
All executive officers and directors as group (13 persons)[(11)]	117,139,235	20.5%	51,337,302	100.0	71.5%
Greater than 5% Stockholders:					
Entities affiliated with Altos Ventures[(9)]	84,066,612	15.1%	—	—	5.3%
Entities affiliated with Morgan Stanley[(12)]	70,115,326	12.6%	—	—	4.4%
The Vanguard Group[(13)]	30,995,053	5.6%	—	—	2.0%
Baillie Gifford & Co[(14)]	29,442,957	5.3%	—	—	1.9%

[†] The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of Class A common stock.

+ Percentage of total voting power represents voting power with respect to all shares of Class A common stock and Class B common stock as one class. Each holder of our Class A common stock is entitled to one vote per share, each holder of our Class B common stock is entitled to 20 votes per share. Holders of our Class A common stock and Class B common stock will vote together as one class on all matters submitted to a vote of our stockholders, except as expressly provided in our amended and restated certificate of incorporation or required by applicable law.

[(1)] Includes one share of Class A common stock held directly by Mr. Baszucki, 375,000 shares of Class A common stock and 12,781,474 shares of Class B common stock held of record by the 2020 David Baszucki Gift Trust for which Mr. Baszucki's spouse serves as the party who exercises voting and investment control, 543,971 shares of Class A common stock and 25,774,354 shares of Class B common stock held of record by The Freedom Revocable Trust dated February 28, 2017, as amended for which Mr. Baszucki serves as trustee and exercises voting and investment control, 750,000 shares of Class A common stock and 12,781,474 shares of Class B common stock held of record by the 2020 Jan Baszucki Gift Trust for which Mr. Baszucki serves as the party who exercises voting and investment control. Also includes 10,357,456 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

[(2)] Includes 32,468 shares of Class A common stock held directly by Mr. Guthrie. Also includes 1,909,890 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(3) Includes 51,149 shares of Class A common stock held directly by Ms. Messing. Also includes 197,031 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(4) Includes 101,635 shares of Class A common stock held directly by Mr. Reinstra, 66,786 shares of Class A common stock held of record by the San Domenico Trust, for which Mr. Reinstra serves as trustee, 32,812 shares of Class A common stock held of record by each of the Mark L. Reinstra Annuity Trust and the Susan P. Reinstra Annuity Trust, for which Mr. Reinstra serves as trustee, and 25,000 shares of Class A common stock held of record by each of the Mark L. Reinstra 2022 Annuity Trust and the Susan P. Reinstra 2022 Annuity Trust, for which Mr. Reinstra serves as trustee. Also includes 358,562 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(5) Includes 202,937 shares of Class A common stock held directly by Mr. Sturman, 111,982 shares of Class A common stock held of record by Lucy Simon LLC for which the spouse of Mr. Sturman serves as manager and exercises voting and investment control and 111,983 shares of Class A common stock held of record Mo Red LLC for which Mr. Sturman serves as manager and exercises voting and investment control. Also includes 482,931 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(6) Includes 9,294 shares of Class A common stock held directly by Ms. Mastantuono.

(7) Includes 7,535 shares of Class A common stock held directly by Mr. Baszucki. Also includes 1,319,500 shares of Class A common stock held of record by Morgan Stanley Roth IRA as custodian for the Greg Baszucki IRA, 9,913,603 shares of Class A common stock held of record by the Greg and Christina Baszucki Living Trust Agreement dated August 18, 2006, for which Mr. Baszucki serves as trustee, 869,250 shares of Class A common stock held of record by Bessemer Trust Company of Delaware, N.A., as trustee of the Crossbow Dynasty Trust, dated November 13, 2020 and 869,250 shares of Class A common stock held of record by Bessemer Trust Company of Delaware, N.A., as trustee of the Morningstar Dynasty Trust, dated November 13, 2020. Mr. Baszucki exercises voting and investment control over all of these shares. Also includes 1,168,650 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(8) Includes 1,237,011 shares of Class A common stock held directly by Mr. Carvalho and 160,968 shares of Class A common stock held by the Christopher P. Carvalho Revocable Trust UTD 10/11/2017 for which Mr. Carvalho is the trustee and exercises voting and investment control. Also includes 116,866 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(9) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2023 reporting stock ownership as of December 31, 2022, includes 1,698,948 shares of record held by Mr. Lee, 1,778,946 shares of record held by Han Kim, 1,941,020 shares of record held by Hodong Nam, 15,501,459 shares of Class A common stock held of record by Altos Ventures IV, LP, 27,957,821 shares of Class A common stock held of record by Altos Ventures IV Liquidity Fund, L.P., 18,615,712 shares of Class A common stock held of record by Altos Roblox SPV 1, LLC, 2,603,897 shares of Class A common stock held of record by Altos Roblox SPV 2, LLC, 581,719 shares of Class A common stock held of record by Altos Ventures IV Reserve Fund, L.P., 12,964,964 shares of Class A common stock held of record by Altos Roblox SPV 2020, LLC, 311,014 shares of Class A common stock held of record by Altos Hybrid 2, LP, 111,112 shares of Class A common stock held of record by Altos Hybrid 4, LP (collectively, the "Altos Funds") and 24,507 shares of Class A common stock held of record by Altos Ventures Management, Inc. ("AVMI"). The general partner of Altos Hybrid 2, L.P. is Altos Hybrid 2, GP, LLC; the general partner of Altos Hybrid 4, L.P. is Altos Hybrid 4 GP, LLC; the general partner of Altos Ventures IV, L.P., Altos Ventures IV Liquidity Fund, L.P., and Altos Ventures IV Reserve Fund, L.P. is Altos Management Partners IV, LLC (collectively, the "General Partners"). The manager of Altos Roblox SPV 1, LLC, and Altos Roblox SPV 2, LLC is Altos Roblox Management Partners, LLC; the manager of Altos Roblox SPV 2020, LLC is Altos Roblox 2020 Management Partners, LLC (collectively, the "Managers"). Mr. Lee, Han J. Kim and Hodong Nam, are the managing members of each the General Partners and Managers members of the board of directors of AVMI and collectively share voting and dispositive power with respect to these shares. Mr. Lee is a member of our board of directors. The address of the Altos Funds is 2882 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(10) Includes 7,535 shares of Class A common stock held directly by Ms. Wong. Also includes 25,833 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023.

(11) Includes 102,167,847 shares of Class A common stock and 51,337,302 shares of Class B common stock beneficially owned by our executive officers and directors. Also includes 14,971,388 shares of Class A common stock subject to outstanding options which are exercisable within 60 days of February 28, 2023 and held by our executive officers and directors.

(12) Based solely on a Schedule 13G/A filed with the SEC on February 9, 2023 reporting stock ownership as of December 31, 2022, consists of: (i) 35,819,697 shares of Class A common stock held of record by Morgan Stanley, of which Morgan Stanley reported that it had shared voting power with respect to 31,777,344 shares and had shared dispositive power with respect to 35,819,697 shares; and (ii) 34,295,629 shares of Class A common stock held of record by Morgan Stanley Investment Management Inc., of which Morgan Stanley Investment Management Inc. reported that it had shared voting power with respect to 30,303,707 shares and had shared dispositive power with respect to 34,295,629 shares. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036 and the address of Morgan Stanley Investment Inc. is 522 5th Avenue, 6th Floor, New York, NY 10036.

(13) Based solely on a Schedule 13G filed on February 9, 2023 reporting stock ownership as of December 31, 2022. The Vanguard Group reported that it has sole voting power over 0 of the shares of Class A common stock, sole dispositive power with respect to 30,185,775 shares of Class A common stock, shared voting power of 309,467 shares of Class A common stock and shared dispositive power of 809,278 shares of Class A common stock. The address of the Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

(14) Based solely on a Schedule 13G filed on January 20, 2023 reporting stock ownership as of December 31, 2022. Baillie Gifford & Co reported that it has sole voting power with respect to 20,606,960 shares of Class A common stock and sole dispositive power with respect to 29,442,957 shares of Class A common stock. The address of Baillie Gifford & Co is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

Questions and Answers About the Proxy Materials and 2023 Annual Meeting

ROBLOX CORPORATION
PROXY STATEMENT
FOR 2023 ANNUAL MEETING OF STOCKHOLDERS
to be held at 8:00 a.m. Pacific Time on Thursday, May 25, 2023

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our Board for use at the Annual Meeting. The Annual Meeting will be held on Thursday, May 25, 2023 at 8:00 a.m. Pacific Time. The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting https://web.lumiagm.com/215721927 (password: roblox2023), where you will be able to listen to the meeting live, submit questions, and vote online. For stockholders of record, to vote in the Annual Meeting, you will need the control number included on your Notice or proxy card. If you are a street name stockholder you should contact your broker, bank or other nominee and obtain a legal proxy then submit a request for registration to AST by following the process outlined in the section titled "*How Do I Vote?*", in order to vote your shares at the Annual Meeting. The Notice containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 3, 2023 to all stockholders entitled to vote at the Annual Meeting. These proxy materials and our annual report can be accessed by following the instructions in the Notice.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

WHAT MATTERS AM I VOTING ON?

You are being asked to vote on:

- the election of two Class II directors to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified;
- a proposal to approve, on an advisory basis, the compensation of our NEOs;
- a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and
- any other business as may properly come before the Annual Meeting.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND I VOTE ON THESE PROPOSALS?

Our Board recommends a vote:

- "FOR" the election of the Class II director nominees named in this proxy statement;
- "FOR" the approval, on an advisory basis, of the compensation of our NEOs; and
- "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023.

HOW MANY VOTES ARE NEEDED FOR APPROVAL OF EACH PROPOSAL?

Proposal No. 1: Each director is elected by a plurality of the voting power of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the two nominees who receive the largest number of votes cast "for" such nominees are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

Proposal No. 2: The approval, on an advisory basis, of the compensation of our NEOs requires the affirmative vote of at least a majority of the voting power of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our Board or our company. Our Board and the LDCC will consider the outcome of the vote when determining named executive officer compensation.

Proposal No. 3: The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023, requires the affirmative "For" vote of a majority of the voting power of the shares of our common stock present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. You may vote "For," "Against," or "Abstain" with respect to this proposal.

WHO IS ENTITLED TO VOTE?

Holders of our Class A common stock and Class B common stock as of the close of business on March 27, 2023, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 560,355,916 shares of our Class A common stock outstanding and 50,086,273 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal and each share of Class B common stock is entitled to 20 votes on each proposal. Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC ("**AST**"), you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy and submit a request for registration to AST by following the process outlined below in the section titled "*How Do I Vote?*". If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as "street name stockholders."

ARE A CERTAIN NUMBER OF SHARES REQUIRED TO BE PRESENT AT THE ANNUAL MEETING?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws and Delaware law. The presence in person, virtually or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

HOW DO I VOTE?

If you are a stockholder of record, there are four ways to vote:

- by Internet prior to the Annual Meeting at www.voteproxy.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern time on May 24, 2023 and follow the on-screen instructions (have your proxy card in hand when you visit the website, and use the Company Number and Account Number shown to the right);

- by toll-free telephone at 1-800-PROXIES (1-800-776-9437) in the United States and Canada or 1-718-921-8500 from other countries from any touch-tone telephone and follow the instructions, until 11:59 p.m. Eastern time on May 24, 2023 (have your proxy card in hand when you call and use the Company Number and Account Number shown to the right);

- by completing and mailing your proxy card (if you received printed proxy materials); or

- by attending the Annual Meeting virtually by visiting https://web.lumiagm.com/215721927 (password: roblox2023), where, if you are a stockholder of record, you may vote and submit questions during the meeting (please have your Notice and proxy card in hand when you visit the website and use the Control Number shown to the right), but if you are a street name stockholder you should contact your broker, bank or other nominee and obtain a legal proxy and submit a request for registration to AST by following the process outlined below in the section titled "*How Do I Vote?*", in order to vote your shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may attend, listen, and ask questions in the Annual Meeting but you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee then submit a request for registration to AST: (1) by email to proxy@astfinancial.com; (2) by facsimile to 718-765-8730; or (3) by mail to:

American Stock Transfer & Trust Company, LLC,
Attn: Proxy Tabulation Department
6201 15th Avenue, Brooklyn, NY 11219.

Requests for registration must be labeled as "Legal Proxy" and must be received by AST no later than 5:00 p.m. Eastern Time on May 18, 2023. You will receive a confirmation of your registration by email from AST after they receive your registration materials. The email will also include a control number so that you can ask a question or vote at the Annual Meeting by clicking on "I have a Control Number". Street name stockholders will not be able to vote their shares without first completing this registration process.

HOW MAY MY BROKERAGE FIRM OR OTHER INTERMEDIARY VOTE MY SHARES IF I FAIL TO PROVIDE TIMELY DIRECTIONS?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will generally have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

CAN I CHANGE MY VOTE?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone; completing and returning a later-dated proxy card; notifying the Corporate Secretary of Roblox Corporation, in writing, at Roblox Corporation, 970 Park Place, San Mateo, California 94403; or attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

- If you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

WHAT DO I NEED TO DO TO ATTEND THE ANNUAL MEETING?

If you are a stockholder of record, you will be able to attend the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting https://web.lumiagm.com/215721927. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card.

If you are a street name stockholder and your voting instruction form or Notice indicates that you may vote your shares through the www.voteproxy.com website, then you may access and participate in the annual meeting with the control number indicated on that voting instruction form or Notice. Otherwise, street name stockholders should contact their broker, bank, or other nominee and obtain a legal proxy in order to be vote their shares in the Annual Meeting and submit a request for registration to AST before the deadline as described above in the section titled "*How Do I Vote?*". Street name stockholders who are unable to complete these steps will still be able to attend, listen, and ask questions in the Annual Meeting as a guest live by visiting https://web.lumiagm.com/215721927 and entering the requested information, but will not be able to vote their shares.

The Annual Meeting webcast will begin promptly at 8:00 a.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:00 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

WHAT IS THE EFFECT OF GIVING A PROXY?

Proxies are solicited by and on behalf of our Board. David Baszucki and Michael Guthrie have been designated as proxy holders by our Board. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy, as described above.

WHY DID I RECEIVE A NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 3, 2023 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

HOW ARE PROXIES SOLICITED FOR THE ANNUAL MEETING?

Our Board is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our Board and employees may also solicit proxies by telephone, by electronic communication, or by other means of communication. Our Board and employees will not be paid any additional compensation for soliciting proxies.

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

I SHARE AN ADDRESS WITH ANOTHER STOCKHOLDER, AND WE RECEIVED ONLY ONE PAPER COPY OF THE PROXY MATERIALS. HOW MAY I OBTAIN AN ADDITIONAL COPY OF THE PROXY MATERIALS?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at:

Roblox Corporation
Attention: Corporate Secretary
970 Park Place,
San Mateo, California 94403

Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

WHAT IS THE DEADLINE TO PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETING OF STOCKHOLDERS OR TO NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2024 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 5, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Roblox Corporation
Attention: Corporate Secretary
970 Park Place
San Mateo, California 94403

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our Board, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for the 2024 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than January 26, 2024; and
- not later than February 26, 2024.

In the event that we hold the 2024 annual meeting of stockholders more than 25 days from the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received by the Corporate Secretary at our principal executive offices:

- not earlier than the 120th day prior to the 2024 annual meeting of stockholders; and
- not later than the 10th day following the day on which public announcement of the date of the 2024 annual meeting of stockholders is first made by us.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation or Nomination of Director Candidates

Holders of 1% of our fully diluted capitalization for at least 12 months prior to the submission of the recommendation may recommend director candidates for consideration by our NCGC. Any such recommendations should include the nominee's name and qualifications for membership on our Board and should be directed to our General Counsel or legal department at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled *"Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."*

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled *"Stockholder Proposals"* for stockholder proposals that are not intended to be included in a proxy statement.

In addition to satisfying the requirements of our amended and restated bylaws, stockholders who intend to nominate directors other than the directors we have nominated, must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

AVAILABILITY OF BYLAWS

A copy of our amended and restated bylaws is available via the SEC's website at http://www.sec.gov or on our investor relations website at http://ir.roblox.com/governance/governance-documents. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based solely on our review of copies of such forms that we have received, or written representations from reporting persons, we believe that during the fiscal year ended December 31, 2022, all executive officers, directors and greater than 10% stockholders complied with all applicable SEC filing requirements, except that the following forms were filed late due to administrative errors: two Forms 4 filed on behalf of Mark Reinstra reflecting two transactions, one of which was in 2021, two Forms 4 reflecting two transactions for Altos Ventures Management Inc., a Form 4 reflecting one transaction for each of Gina Mastantuono, Gregory Baszucki, Christopher Carvalho, Andrea Wong, Anthony P. Lee, and Nam Hodong.

Fiscal Year 2022 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2022 are included in our Annual Report on Form 10-K, which was filed with the SEC and which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at ir.roblox.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Roblox Corporation, Attention: Investor Relations, 970 Park Place, San Mateo, California 94403.

* * *

The Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

San Mateo, California
April 3, 2023